896494

RECD S.E.C.
JUN 19 2002
1086

02041694

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

Magal Security Systems Ltd.
(Translation of registrant's name into English)

PROCESSED
JUL 01 2002
THOMSON FINANCIAL
P

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

CRGN

The following are included in this Report on Form 6-K:

1. Notice of Annual General Meeting of Shareholders To Be Held July 17, 2002;

2. Proxy Statement, dated July 17, 2002;

3. Proxy for Annual General Meeting;

4. Annual Report for the year ended December 31, 2001; and

5. Interim Report for the First Quarter Ended March 31, 2002

MAGAL SECURITY SYSTEMS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held July 17, 2002

To Our Shareholders:

You are cordially invited to attend the Annual General Meeting of the shareholders of Magal Security Systems Ltd. (the "Company") to be held at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yahud 56100, Israel, on July 17, 2002 at 10:00 A.M., local time, for the purpose of considering and acting upon the following matters:

1. Election of Directors.

2. Appointment of Kost, Forer & Gabbay as independent auditors of the Company for the year ending December 31, 2002 and for the period until the next Annual General Meeting of shareholders and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

3. To receive, consider and approve the Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2001.

4. To receive, consider and approve the amendments to the Magal Stock Option Plan (1993).

5. To increase the authorized Ordinary Share capital of the Company and to amend the Company's Memorandum and Articles of Association to reflect the same.

6. Declaration of a 3% stock dividend to shareholders of record as of August 1, 2002, as a final dividend for the year ended December 31, 2001.

7. Such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on June 13, 2002 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual General Meeting.

You are cordially invited to attend the Annual General Meeting. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting and to vote your shares in person.

Pursuant to the Company's Articles of Association, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Annual General Meeting.

Joint holders of the Company's Ordinary Shares should take note that, pursuant to Article 57 of the Company's Articles of Association, the vote of the senior of the joint holders of any Ordinary Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of such Ordinary Share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members or the records of the Company's transfer agent.

BY ORDER OF THE BOARD
OF DIRECTORS

JACOB EVEN-EZRA
Chairman of the Board of Directors and
Chief Executive Officer

Yahud, Israel
June 17, 2002

The Company's annual report for the year ended December 31, 2001, including financial statements, is enclosed herewith, but is not a part of the proxy solicitation material.

MAGAL SECURITY SYSTEMS LTD.
17 Altalef Street
Industrial Zone
Yahud 56100, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to shareholders of Magal Security Systems Ltd. (the "Company") in connection with the solicitation by the Board of Directors of the Company of proxies to be voted at the Annual General Meeting of the shareholders of the Company to be held on July 17, 2002 at 10:00 A.M., local time, at the registered office of the Company, 17 Altalef Street, Industrial Zone, Yahud 56100, Israel, and at any adjournment or postponement thereof. A copy of the Notice of Annual General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 17, 2002.

SOLICITATION OF PROXIES

If a proxy in the enclosed form is duly executed and returned, the Company's Ordinary Shares, par value NIS 1.00 per share (the "Ordinary Shares"), represented thereby will be voted. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. If no specification is made, the persons named in the accompanying proxy will vote the Ordinary Shares represented thereby: (i) for the election as Directors of the nominees named herein, (ii) for the approval of the appointment of Kost, Forer & Gabbay as independent auditors of the Company for the year ending December 31, 2002 and for the period until the next Annual General Meeting of shareholders and the authorization of the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services, (iii) for the approval of the Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2001, (iv) for the approval of the amendments to the Magal Stock Option Plan (1993), (v) for the increase of the authorized Ordinary Share capital of the Company and the amendment of the Company's Memorandum and Articles of Association to reflect the same and (vi) for the declaration of a 3% stock dividend to shareholders of record as of August 1, 2002, as a final dividend for the year ended December 31, 2001.

Any shareholder may revoke his proxy by delivering a subsequently dated proxy or by giving written notice of revocation to the Secretary of the Company at any time before such proxy is voted or by voting in person at the Annual General Meeting. Attendance at the Annual General Meeting will not in itself constitute a revocation of a previously furnished proxy and shareholders who attend the Annual General Meeting in person need not revoke their proxy (if previously furnished) and vote in person.

Pursuant to the provisions of the Company's Articles of Association, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Annual General Meeting.

The Board of Directors does not know of any matter, other than those set forth herein, that is expected to be presented for consideration at the Annual General Meeting. However, if other matters properly come before the Annual General Meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on June 13, 2002 will be entitled to receive notice of, and vote at, the Annual General Meeting and any adjournments or postponements thereof. As of June 10, 2002, there were 7,412,078 Ordinary Shares outstanding and eligible to vote at the Annual General Meeting. At the Annual General Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him in respect of each matter to be voted upon.

The presence, in person or by proxy, of two or more persons entitled to vote upon the business to be transacted at the Annual General Meeting, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together more than 33-1/3% of the outstanding Ordinary Shares, is necessary to constitute a quorum at the Annual General Meeting.

Items 1, 2, 3, 4 and 6 in the Notice of Annual General Meeting of Shareholders which accompanies this Proxy Statement are ordinary resolutions and require approval by the holders of a simple majority of the voting rights attached to the Ordinary Shares represented at the Annual General Meeting, in person or by proxy, and voting thereon.

Item 5 in the Notice of Annual General Meeting of Shareholders which accompanies this Proxy Statement requires the affirmative vote of 75% of the voting rights attached to the Ordinary Shares represented at the Annual General Meeting, in person or by proxy, and voting thereon.

The Company will bear the cost of soliciting proxies. Solicitation of proxies will be primarily by mail, but proxies may also be solicited by directors, officers, and regular employees of the Company (who will not be specifically compensated for such services), by telephone or otherwise. Brokerage houses and other custodians, nominees, and fiduciaries which forward proxies and proxy materials to beneficial owners of Ordinary Shares will be reimbursed for their expenses by the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of June 10, 2002, pertaining to the beneficial ownership of the Company's Ordinary Shares by (i) persons known to the Company to own beneficially five percent or more of the Ordinary Shares and (ii) all directors and executive officers of the Company as a group.

The information contained herein has been obtained from the Company's records or from information furnished directly by the individual or entity to the Company.

Name and Address	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Mira Mag Inc.(3) c/o S. Friedman & Co. 2 Weizman Street Tel Aviv, Israel	3,084,187	41.61%
Israel Aircraft Industries Ltd. Ben-Gurion International Airport Israel	887,880	11.98%
Jacob Even-Ezra(4) c/o Magal Security Systems Ltd. 17 Altalef Street, Industrial Zone Yahud 56100 Israel	671,166	8.91%
All Directors and Officers as a Group (consisting of 14 persons)(4)	681,166	9.03%

(1) Ordinary Shares beneficially owned include Ordinary Shares issuable upon the exercise of options exercisable within 60 days of June 10, 2002.

(2) The percentage of outstanding Ordinary Shares is based on 7,412,078 Ordinary Shares outstanding as of June 10, 2002. Ordinary Shares deemed beneficially owned by virtue of the right of any person to acquire such shares within 60 days of June 10, 2002, are treated as outstanding only for the purposes of determining the percent owned by such person.

(3) Mira Mag is the holder of 3,084,187 Ordinary Shares. The beneficial owners and their percentage interest in these shares are: the Eurona Foundation (84.5% or 2,606,138 Ordinary Shares) and Jacob Even-Ezra's three children (15.5% or 478,049 Ordinary Shares). Jacob Even-Ezra beneficially owns all of the 478,049 Ordinary Shares held by Mira Mag in which his children (Ornit Dekel, Guy and Asaf Even-Ezra) have an interest. The purpose of the Eurona Foundation, the trustees of which are Prinz Michael von Liechtenstein (address: Altenbach 8, P.O. Box 339, FL 9490 Vaduz, Liechtenstein) and Nathan Kirsh (address: Kapola Estate, Ezulwini, Swaziland), is to provide for the education, maintenance and support of the family of Nathan Kirsh and such other persons as the foundation's board may determine.

(4) Includes Mr. Even-Ezra's beneficial ownership of 478,049 Ordinary Shares held by Mira Mag (see footnote (3) above) and Mr. Even-Ezra's beneficial ownership of an additional 193,117 Ordinary Shares owned jointly by his three children (Ornit Dekel, Guy and Asaf Even-Ezra), over which he has voting and dispositive power.

ELECTION OF DIRECTORS

The Company's Articles of Association provide for a Board of Directors consisting of no less than three and no more than eleven members, as may be determined from time to time at a general meeting of the shareholders of the Company. At this time, management is recommending five nominees for election as directors. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the five nominees named in the following table, all of whom currently serve as directors of the Company. Each director will hold office until the next Annual General Meeting and until such director's successor shall have duly taken office, unless such director's office is earlier vacated under any relevant provision of the Articles of Association of the Company or pursuant to the requirements of applicable law.

In the event any of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to "Security Ownership of Certain Beneficial Owners and Management" for information pertaining to stock ownership by the nominees.

Name	Age	Position with the Company
Jacob Even-Ezra	71	Chairman of the Board and Chief Executive Officer
Izhar Dekel	50	President and Director
Nathan Kirsh	70	Director
Jacob Nuss	54	Director
Raya Asher	33	Vice President-Finance, Chief Financial Officer, Secretary and Director

The Board of Directors recommends a vote FOR the election of all the above nominees.

Jacob Even-Ezra has served as Chairman of the Board and Chief Executive Officer of the Company since 1984, and from 1987 until 1990 he also served as President of the Company. He is currently a member of the Board of Directors of Tel-Aviv University. From 1985 to 1988, Mr. Even-Ezra was also Chairman of the Israel Export Institute. Mr. Even-Ezra is a beneficial owner of 15.5% of the total Ordinary Shares held by Mira Mag Inc., a holding company that is one of the principal shareholders of the Company. Mr. Even-Ezra is Izhar Dekel's father-in-law.

Izhar Dekel has served as President of the Company since 1990. He became a director of the Company in 1993 and served as Finance Manager of the Company between 1984 and 1990. Mr. Dekel is Mr. Even-Ezra's son-in-law.

Nathan Kirsh has served as a director of the Company since 1984. Mr. Kirsh is an independent investor. Mr. Kirsh serves as one of the trustees of the Eurona Foundation, which is the beneficial owner of approximately 84.4% of the total Ordinary Shares held by Mira Mag Inc., a holding company that is one of the principal shareholders of the Company.

Jacob Nuss has been a director of the Company since 1993. Mr. Nuss is currently the Deputy Vice President Internal Auditing of Israel Aircraft Industries Ltd. ("IAI"), an approximately 12% shareholder of the Company. From 1993 to 1999, Mr. Nuss served as the Director of Finance of the electronics group of IAI. From 1991 to 1993, Mr. Nuss served as assistant to the Chairman of the Board of IAI. Since 1975, Mr. Nuss has worked in various financial management capacities at IAI.

Raya Asher joined the Company as Vice President-Finance, Chief Financial Officer and Secretary in 1998 and has served as a director of the Company since May 2001. Prior to joining the Company, Ms. Asher served as a senior audit manager with Kost, Forer & Gabbay, Certified Public Accountants in Israel. Ms. Asher has a B.A. in accounting and economics from Tel Aviv University and is a member of the Israeli CPA Association.

Other than the relationship between Mr. Dekel and Mr. Even-Ezra, there are no other family relationships among the directors of the Company.

Alternate Directors

The Company's Articles of Association provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of the Board of Directors. Pursuant to the new Israeli Companies Law, 5739-1999 (the "Companies Law"), such alternate director may not be a person who is a current director or an alternate director of the Company. The appointment of an alternate director is for one meeting or for another specified period or until notice is given of the cancellation of the appointment. To the Company's knowledge, no director currently intends to appoint any other person as an alternate director, except if the director is unable to attend a meeting of the Board of Directors.

BOARD MEETINGS AND COMMITTEES; APPROVAL OF CERTAIN TRANSACTIONS

During 2001, the Board of Directors held five meetings.

The Company is subject to the provisions of the Companies Law, which became effective on February 1, 2000 superceding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983. The Companies Law authorizes the Minister of Justice to adopt regulations exempting from the provisions described below companies, such as the Company, whose shares are traded on Israeli as well as non-Israeli exchanges/markets.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in Israel or outside of Israel are required to appoint two external directors. The Companies Law requires that the external directors be residents of Israel. However, the Minister of Justice of the State of Israel has promulgated regulations exempting certain qualifying foreign companies, such as the Company, from the applicability of certain provisions of the Companies Law. The Companies Regulations (Concessions for Public Companies Whose Shares are Registered in a Stock Exchange Outside Israel), 5760-2000, as amended, defines "double foreign company" as a public company whose shares (i) have been offered to the public outside of Israel or were registered on a stock exchange outside of Israel prior to February 1, 2000 and (ii) were registered on a stock exchange in Israel after such date. Pursuant to these regulations, an external director of a double foreign company need not be an Israeli resident.

The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as an external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes (i) an employment relationship, (ii) a business or professional relationship maintained on a regular basis, (iii) control and (iv) service as an officer holder. The Companies Law further provides that if at the time the external directors are appointed a company's board of directors is comprised solely of members of the same gender, then at least one of the external directors must be of a different gender than the other directors.

No person may serve as an external director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either (i) the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election or (ii) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is for three years and may be extended for an additional three years. Each external director is required to serve on the company's audit committee. Each other committee of a company's board of directors is required to include at least one external director.

Audit Committee

Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee comprised of at least three directors, including all of the external directors, but excluding (i) the chairman of the board of directors, (ii) the general manager, (iii) the chief executive officer, (iv) a controlling shareholder or a relative of a controlling shareholder and (v) any director employed by the company or who provides services to the company on a regular basis.

The role of the audit committee is to examine flaws in the business management of the company in consultation with the internal auditor and the company's independent accountants, and to suggest appropriate courses of action.

The approval of the audit committee is required to effect specified actions and transactions with office holders and interested parties. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one or more directors or the general manager of the company or any person who serves as a director or as a general manager. An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval all the external directors are serving as members of the audit committee and at least one external director is present at the meeting during which any approval is granted.

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether a company's actions comply with the law, integrity and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, office holder, affiliate, or a relative of an interested party, office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative.

Approval of Specific Related Party Transactions

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company, including directors and executive officers. The duty of care requires an office holder to act with the level of care that a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

- information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

- all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

- refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;
- refrain from any activity that is competitive with the company;
- refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and
- disclose to the company any information or documents relating to the company's affairs which the office holder has received due to his position as an office holder.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he may have and all related material information known to him in connection with any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by (i) the office holder's spouse, siblings, parents, grandparents, descendents, spouse's descendents and the spouses of any of these people or (ii) any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, an extraordinary transaction is a transaction (i) other than in the ordinary course of business, (ii) other than on market terms or (iii) that is likely to have a material impact on a company's profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the company's articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved.

If the transaction is an extraordinary transaction, both the audit committee and the board of directors must approve the transaction. Under specific circumstances, shareholder approval may also be required. An office holder who has a personal interest in a matter being considered at a meeting of the board of directors or the audit committee may not be present at such meeting or vote on such matter.

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company, if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval may include either (i) at least one third of the shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting or (ii) a majority of the voting power present and voting, provided that the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company. The Companies Law further provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are also publicly traded outside of Israel if, pursuant to the applicable foreign securities laws, there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

The Companies Law requires that every shareholder that participates, either by proxy or in person, in a vote regarding a transaction with a controlling member of a company indicate whether or not that shareholder has a personal interest in the vote in question, the failure of which results in the invalidation of that shareholder's vote. Regulations promulgated under the Companies Law provide that this requirement does not apply to a company whose shares are publicly traded outside of Israel if, pursuant to applicable foreign securities laws, the company is required to distribute a proxy statement.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated pursuant to the Companies Law, each of the following transactions between a company and its controlling shareholder(s) do not require shareholder approval:

- the extension of the term of an existing related party transaction, provided that the original transaction was duly approved in accordance with the applicable provisions of the Companies Law or the Israeli Securities Law and regulations promulgated thereunder;

- a transaction that has been approved by the audit committee and the board of directors as being solely for the benefit of the company;

- a transaction between the company and its controlling shareholder(s) or an entity in which the controlling shareholder has a personal interest, provided that the audit committee and the board of directors approve the transaction and determine that the transaction is in accordance with the terms defined in a duly approved framework transaction. A framework transaction is a transaction that defines the general terms under which the company may, in the ordinary course of business, enter into transactions of a similar type;

- a transaction between the company and its controlling shareholder(s) or an entity in which the controlling shareholder has a personal interest, for the purpose of entering into a transaction with a third party or to submit a joint offer to conduct business with a third party, provided that the audit committee and the board of directors have approved the transaction and that the terms of the transaction in relation to the company are not materially different from those relating to the controlling shareholder(s) or an entity in which the controlling shareholder has a personal interest, taking into account their proportionate participation in the transaction; and

- a transaction between companies that are controlled by the same controlling shareholder or between the company and another entity in which the controlling shareholder has a personal interest, provided that for each public company involved, the audit committee and the board of directors find that the transaction is in accordance with market terms, is in the ordinary course of business and does not harm the welfare of the company.

In addition, pursuant to the recent amendment to these regulations, directors' compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, if the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders, provided certain criteria are met.

All the relief set forth above will not apply, and shareholder approval will be required, if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company's voting rights, object to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law (which reporting requirements are not applicable to double foreign companies).

The Companies Law further provides that a shareholder shall refrain from oppressing other shareholders. In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company, or has any other power over the company, is under a duty to act with fairness towards the company and can be personally liable for a breach of such duty.

Indemnification of Directors and Officers and Limitations of Liability

The Companies Law provides that an Israeli company may not exonerate an office holder from liability with respect to a breach of his duty of loyalty, but may exonerate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. The Company's Articles of Association provide that, subject to any restrictions imposed by the Companies Law, the Company may enter into an insurance contract providing coverage for the liability of any of the Company's office holders with respect to:

- a breach of his duty of care to the Company or to another person;

- a breach of his duty of loyalty to the Company, provided that the office holder acted in good faith and had reasonable grounds to assume that his act would not prejudice the Company's interests; and

- a financial liability imposed upon him in favor of another person with respect to an act performed by him in his capacity as an office holder.

In addition, the Company may indemnify an office holder against the following expenses or liabilities imposed upon him in his capacity as an office holder:

- a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; and

- reasonable litigation expenses, including attorneys' fees, incurred by such office holder or imposed upon him by a court, in relation to proceedings instigated by the Company against him or that are instigated on its behalf or by another person, or as a result of a criminal charge from which he was acquitted or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent.

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

- a breach by the office holder of his duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

- a breach by the office holder of his duty of care, if such breach was committed intentionally or recklessly;

- an act or omission with the intent to unlawfully derive a personal benefit; or

- a fine levied against the office holder as a result of a criminal offense.

Under the Companies Law, the shareholders of a company may include in, or amend a company's articles of association to allow for, either of the following:

- a provision authorizing the company to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to specified classes of events that the board of directors deems foreseeable at the time of grant and is limited to an amount determined by the board of directors to be reasonable under the circumstances; or

- a provision authorizing the company to retroactively indemnify an office holder.

In addition, pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, a company's office holders must be approved by the audit committee and the board of directors. In the case of directors, approval by the shareholders is also required.

The Company has procured indemnification insurance for its directors and office holders.

APPOINTMENT OF AUDITORS

Shareholders will be asked to approve the appointment of Kost, Forer & Gabbay, a member of Ernst & Young International, as independent auditors of the Company for the year ending December 31, 2002 and for the period until the next Annual General Meeting of shareholders and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services. A representative of Kost, Forer & Gabbay is expected to be present at the Annual General Meeting and will be given an opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from shareholders. Kost, Forer & Gabbay were the auditors for the Company for the year ended December 31, 2001.

The Board of Directors recommends a vote FOR the appointment of Kost, Forer & Gabbay as the Company's auditors and the authorization of the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

REVIEW AND APPROVAL OF THE FINANCIAL STATEMENTS AND THE AUDITORS' REPORT

At the Annual General Meeting, the Board of Directors of the Company will review the audited consolidated financial statements of the Company for the year ended December 31, 2001 and the Auditors' Report in respect thereof, as presented in the Company's 2001 Annual Report to Shareholders, and will answer appropriate questions relating thereto.

The Board of Directors recommends a vote FOR the approval of Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2001.

THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2001 IS ENCLOSED HEREWITH. ADDITIONAL COPIES OF THE ANNUAL REPORT WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., 17 ALTALEF STREET, INDUSTRIAL ZONE, YAHUD 56100, ISRAEL, ATTENTION: RAYA ASHER, SECRETARY.

REVIEW AND APPROVAL OF AMENDMENTS TO THE MAGAL STOCK OPTION PLAN (1993)

On February 25, 1993, the Company's Board of Directors adopted the Magal Stock Option Plan (1993) (the "Plan"). The purpose and intent of the Plan is to enhance the ability of the Company and its subsidiaries to attract and retain experienced and competent employees, officers, directors and consultants by providing such persons with opportunities to purchase Ordinary Shares.

In May 2000, the Company's shareholders approved an amendment to the Plan to increase the number of Ordinary Shares reserved for issuance upon the exercise of options under the Plan to 757,200 and to extend the term of the Plan for an additional four years until February 2005. In addition, pursuant to the provisions of the Plan, if the Company issues a stock dividend, the number of shares purchasable by any grantee upon the exercise of options that were granted prior to the issuance of the stock dividend will be correspondingly increased. Thus, assuming the declaration of a 3% stock dividend by the shareholders at this Annual General Meeting, the number of Ordinary Shares reserved for issuance upon the exercise of options under the Plan will be 769,212 Ordinary Shares.

The Board of Directors of the Company has unanimously resolved that in order to continue the Company's policy of providing incentives for its employees, officers, directors and consultants, the number of Ordinary Shares reserved for issuance upon the exercise of options under the Plan should be increased by an additional 500,000 Ordinary Shares (which number is in addition to the above-mentioned increase relating to the declaration of a stock dividend). Upon giving effect to such increase in accordance with the resolution of the Board of Directors of the Company and assuming the occurrence of the above-mentioned increase relating to the declaration of a stock dividend, a total of 1,269,212 Ordinary Shares will be reserved for issuance upon the exercise of options under the Plan.

Currently, Section 4.8 of the Plan provides that the purchase price for Ordinary Shares to be purchased pursuant to the exercise of any options shall be 75% of the average of the closing bid and asked prices of the Ordinary Shares on Nasdaq during the ninety-day period preceding such grant. The Board of Directors has unanimously resolved to amend the Plan by providing that the purchase price for Ordinary Shares to be purchased pursuant to the exercise of any options shall be **at least** 75% of the average of the closing bid and asked prices of the Ordinary Shares on Nasdaq during the ninety-day period preceding such grant. This amendment will allow the Company to grant options at an exercise price which is equal to or greater than the market price of the Ordinary Shares underlying such options at the time of grant.

Pursuant to Section 8.2 of the Plan, shareholder approval is required in order to increase the number of Ordinary Shares issuable upon the exercise of options under the Plan. Shareholders are asked to approve (i) the amendment of Section 3.1 of the Plan to increase the number of Ordinary Shares reserved for issuance upon the exercise of options under the Plan to 1,269,212 Ordinary Shares (which number gives effect to the above-mentioned increase relating to the declaration of a stock dividend) and (ii) the amendment of Section 4.8(ii) of the Plan to change the required purchase price per Ordinary Share for Ordinary Shares to be purchased pursuant to the exercise of any options under the Plan so that the purchase price per Ordinary Share for Ordinary Shares to be purchased pursuant to the exercise of any options under the Plan shall be at least 75% of the average of the closing bid and asked prices of the Ordinary Shares on Nasdaq during the ninety-day period preceding such grant.

The Board of Directors recommends a vote FOR the approval of the amendments to the Magal Stock Option Plan (1993) set forth above.

INCREASE OF THE AUTHORIZED ORDINARY SHARE CAPITAL OF THE COMPANY AND AMENDMENT OF THE COMPANY'S MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE SAME

The current authorized Ordinary Share capital of the Company is NIS 9,748,000, divided into 9,748,000 Ordinary Shares of NIS 1.00 par value each. Assuming (i) shareholder approval of the proposed amendment to the Plan to increase the number of Ordinary Shares reserved for issuance upon the exercise of options under the Plan and (ii) the declaration of a proposed 3% stock dividend, the number of Ordinary Shares reserved for issuance upon the exercise of options under the Plan as well as the number of outstanding Ordinary Shares will increase. If the authorized Ordinary Share capital of the Company is not correspondingly increased, the relatively small amount of unissued Ordinary Shares that would be available following the amendment to the Plan and the declaration of a 3% stock dividend might hamper the Company's ability to participate in transactions such as strategic alliances or investments in the Company or other companies which require significant issuances of Ordinary Shares.

Accordingly, at a meeting held on May 7, 2002, the Board of Directors of the Company unanimously adopted the following resolution, which the Board of Directors of the Company believes to be in the best interests of the Company and its shareholders:

> "RESOLVED, to increase the authorized Ordinary Share Capital of the Company by NIS 10,000,000 divided into 10,000,000 Ordinary Shares of NIS 1 par value each, and to amend the Company's Memorandum and Articles of Association to reflect such increase."

The Board believes that the proposed increase of the authorized Ordinary Share capital of the Company to 19,748,000 Ordinary Shares will provide for future flexibility in raising capital and increase the Company's ability to take business actions to advance the Company's interests.

The Board of Directors recommends a vote FOR the increase of the authorized Ordinary Share capital of the Company and the amendment of the Company's Memorandum and Articles of Association to reflect the same.

DECLARATION OF STOCK DIVIDEND

At a meeting held on May 7, 2002, the Board of Directors of the Company approved a 3% stock dividend. Shareholders are asked to declare such stock dividend, payable to holders of the Ordinary Shares as of August 1, 2002, as a final dividend for the year ended December 31, 2001. Shareholders should note that pursuant to the Articles of Association of the Company, the shareholders at the Annual General Meeting may not declare a larger dividend than is recommended by the Company's Board of Directors, but may declare a smaller dividend than is recommended by the Board of Directors.

The Board of Directors recommends a vote FOR the declaration of a 3% stock dividend to the holders of Ordinary Shares as set forth above.

OTHER BUSINESS

The Board of Directors knows of no business that is to be brought before the meeting other than as set forth in the Notice of Annual General Meeting of Shareholders. If any other matters properly come before the Annual General Meeting, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters.

By Order of the Board of Directors

JACOB EVEN-EZRA
Chairman of the Board of Directors
and Chief Executive Officer

Dated: June 17, 2002

8888

PROXY

MAGAL SECURITY SYSTEMS LTD.

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

JULY 17, 2002

Jacob Even-Ezra, Izhar Dekel and Raya Asher, or any one of them, with power of substitution in each, are hereby authorized to represent the undersigned at the Annual General Meeting of the shareholders of Magal Security Systems Ltd. (the "Company"), to be held at the registered office of the Company located at 17 Altalef Street, Industrial Zone, Yahud 56100, Israel, on July 17, 2002 at 10:00 a.m., local time, and at any postponements or adjournments thereof, and thereat to vote, as indicated on the reverse side of this proxy card, the same number of Ordinary Shares, par value NIS 1.00 per share (the "Ordinary Shares"), of the Company as the undersigned would be entitled to vote if then personally present.

THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED <u>FOR</u> THE ADOPTION OF THE PROPOSED RESOLUTIONS. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING, OR ANY POSTPONEMENTS OR ADJOURNMENTS THEREOF.

THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE PROXY STATEMENT OF MAGAL SECURITY SYSTEMS LTD.

This Proxy is Solicited on Behalf of the Board of Directors of the Company

(continued and to be signed on reverse side)

Please date, sign and mail your proxy card back as soon as possible!

Annual General Meeting of Shareholders
MAGAL SECURITY SYSTEMS LTD.

July 17, 2002

Please Detach and Mail in the Envelope Provided

A [X] **Please mark your votes as in this example.**

	FOR	WITHHOLD	
1. Election of Directors	☐	☐	**Nominees:** Jacob Even-Ezra, Izhar Dekel, Nathan Kirsh, Jacob Nuss, Raya Asher

(To withhold authority to vote for any individual nominee, print that nominee's name on space provided below.)

____

	FOR	AGAINST	ABSTAIN
2. Appointment of Kost, Forer & Gabbay as auditors and authorization of the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services	☐	☐	☐
3. Approval of the Financial Statements of the Company and the Auditors' Report in respect thereof for the year ended December 31, 2001	☐	☐	☐
4. Approval of the amendments to the Magal Stock Option Plan (1993)	☐	☐	☐
5. Approval of the increase of the authorized Ordinary Share capital of the Company and the amendments to the Company's Memorandum and Articles of Association to reflect the same	☐	☐	☐
6. Declaration of a 3% stock dividend to shareholders of record as of August 1, 2002, as a final dividend for the year ended December 31, 2001.	☐	☐	☐

Signature ______________________ Title or Authority ______________________ Dated: ____________, 2002

Signature if held jointly ______________________ Title or Authority ______________________ Dated ____________, 2002

INSTRUCTIONS: PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE. Please sign exactly as your name appears hereon. If signing as representative, please indicate title or authority. For joint accounts, all owners should sign

MAGAL

SECURITY SYSTEMS LTD.

Annual Report 2001

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TOTAL COVERAGE

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2001

Annual Report 2001

MAGAL
SECURITY SYSTEMS LTD.

Our mission is to

maintain a leading

position in the

Perimeter Intrusion

Detection market by

constantly developing

state-of-the-art

security solutions

and expanding into

new markets.

DIRECTORS

Jacob Even-Ezra
Chairman of the Board
& CEO

Izhar Dekel
President & Director

Nathan Kirsh
Director

Jacob Nuss
Director

Raya Asher
Director
Vice President - Finance
& Chief Financial Officer

Menachem Meron
External Director

Itzhak Hoffi
External Director

OFFICERS

Zvi Dank
Vice President -
Research & Development

Brig. General (Ret.)
Emanuel Shaked
Vice President-
Africa & Latin America Marketing

Chaim Porat
Vice President -
Far East & Australia Marketing

Asaf Even-Ezra
Vice President -
Israel & West Europe Marketing

Dany Pizen
Vice President -
East Europe and CIS Marketing

Yehezkel Farber
Vice President -
Operations

Ofer Katz
Vice President -
Aviation Security


Stability
Innovation
Ingenuity
Reliability



Mr. Jacob Even-Ezra
Chairman of the Board & CEO

DEAR SHAREHOLDER,

I am pleased to report to you that once again we have achieved record sales and profits and delivered the results we set out to achieve in 2001.

During the year 2001 we established a new company in New York, Smart Interactive Systems, Inc. (SIS), to participate in the new and growing market for real time video monitoring security services targeted at the higher-margin commercial, industrial and VIP residential market. Consequently, despite 2001 being a year in which we posted record net income, results for the period, particularly SG&A for the fourth quarter, were negatively impacted by the ramping up of operations of this new company. We are very encouraged by the performance of SIS and expect it to reach breakeven in the year 2003.

Revenues for 2001 reached US$41.0 million, a 6.3% increase from US$38.6 million reported for 2000. Operating expenses reached US$15.9 million, or 38.8% of revenues, compared with US$14.8 million, or 38.3% of revenues in 2000.

Operating income for the year increased by 9% to US$3.6 million, from US$3.3 million, for 2000. Excluding the impact of SIS, operating income for the year increased by 28% to US$4.2 million, representing a 10.2% operating margin.

Net income for the year ended December 31, 2001 increased by 9.6% to US$ 3.2 million, or US$0.42 per diluted share, from US$2.9 million, or US$0.40 per share, reported for the 2000 year. Excluding losses generated by SIS, net income for the year increased by 25% to US$3.6 million, or US$0.48 per diluted share.

Consolidated results for the year were as forecasted and were not affected by the tragic events of September 11 in the U.S. This is because most of our customers are budget-oriented government organizations with lengthy decision processes. As a result, the impact of the expected additional revenues resulting from the heightened focus on security and related products will not be reflected in our results until the second half of 2002.

Looking at our backlog, the growing interest in our products and the many inquiries the company received, all those suggest that 2002 will be a year stronger than 2001, with the second half of the year stronger than first.

During the year we also opened a marketing office in China to service the country's increasing security protection needs. With this move, Magal is now better positioned to leverage the opportunities for additional business that China has to offer.

On July 1, 2001 our shares began trading on the Tel Aviv Stock Exchange, thus increasing our presence within the Israeli investment community. As of January 1, 2002 the shares were included in the TA-100, TA-75 and Tel-Tech-15 indices, which reflects the confidence that the market puts in the company's performance and its management team and employees.

The following pages will give you more details about our company's accomplishments and the orders it



Mr. Izhar Dekel
President of Magal Security Systems, Ltd.



Mr. Brian G. Rich
President of Senstar-Stellar Corporation



Mrs. Martha A. Lee
President of Perimeter Products, Inc.



Mr. William J. Evenson
President of Senstar-Stellar, Inc.



Dr. Matthias Kullik
President of Senstar GmbH

Ownership (as of Dec. 31,2001)


Mira Mag Inc.
43%
12%
45%
Public
Israel Aircraft Industries Ltd.

has received during the year 2001. You will see that Magal is maintaining the consistent growth and financial strength that have characterized the company over the years. I can assure you that we will continue to strive to work very hard to preserve our strong position in the global world security market and justify the confidence our shareholders have placed in our Company.

In 2002 we expect to continue to meet our customers needs and respond to today's heightened need for security. We will achieve these goals through our unique position as a technology leader and our commitment to expand our geographic reach, develop new products and offer superior customer service.

I would like to thank the company's directors, management and employees for their loyalty and dedication. I would also like to take this opportunity to thank all of the Magal's Group employees, and all our friends and shareholders around the world, for their support during the difficult times Israel is going through right now. I wish all of you that 2002 will be a year of peace and prosperity and that the time will soon come when our Palestinians neighbors and we will be able to live peacefully side-by-side in this region.

My thanks to all of you,



Jacob Even-Ezra
Chairman of the Board & CEO

Magal Security Systems, Ltd. has been leading the security industry for over 30 years in the development, manufacture and marketing of effective advanced Perimeter Intrusion Detection Systems.

Our systems are installed in more than 75 countries worldwide, protecting airports, borders, nuclear facilities, military bases, communications centers, maximum security prisons, governmental facilities and other sensitive installations.

Magal, headquartered in Israel, has subsidiaries in the USA, Canada, Mexico, England, Germany, and an office in China.

Magal excels in developing security systems that are able to withstand extreme weather conditions and provide the lowest possible number of false and nuisance alarms. Maintaining a very high probability of detection and protection, it is very difficult if not impossible, to defeat them.

Stability - Magal is a financially stable company showing favorable balance sheets for the year 2001 as it has done for the past decade.

Innovation - Magal sees as fundamental the continual investment into new and innovative security solutions ensuring that they answer to the current market needs and demands of the customer.

Magal invested a total of 7.4% of 2001 revenues in the development of new products, expanding the capabilities of existing products and making custom changes for specific projects. Magal maintains a perfect balance between being a stable and established company and one that is constantly developing new and innovative security solutions to the highest standards.

Magal's main products can be divided into three groups: Perimeter Intrusion Detection Systems - Video Motion Detection Systems - Security Management Systems (SMS).

Year Ended December 31,

	2001	2000	1999	1998	1997
Revenues	41,020	38,571	31,967	32,105	25,506
Gross profit	19,515	18,048	15,274	15,467	11,415
Operating income	3,579	3,283	2,674	2,819	**1,260
Net Income	3,167	2,889	*2,288	2,263	**1,100
Diluted earnings per share	0.42	0.40	*0.32	0.32	**0.16
Weighted average number of shares Outstanding during the year (in thousands)	7,293	7,223	7,185	7,118	6,878
Working Capital	18,391	20,288	15,520	18,832	18,048
Total assets	53,347	48,867	43,178	43,579	42,118
Shareholders' equity	32,700	30,899	28,874	27,192	25,351

* Before equity in losses of affiliate ** Before non-recurring expenses


Shareholders' Equity
28,874
30,899
32,700
33,000
32,000
31,000
30,000
29,000
28,000
27,000
26,000
1999
2000
2001


Operating & Net Income
* Before writing off investment
Operating Income
Net Income
2,288
2,674
2,889
3,283
3,167
3,579
3,500
3,000
2,500
2,000
1,500
1,000
500
1999*
2000
2001


Revenues
25,506
32,105
31,967
38,571
41,020
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
1997
1998
1999
2000
2001

Perimeter Intrusion Detection Systems

Barrier Sensors
Barrier sensors are a two-in-one security solution. They provide both a physical barrier to intrusion and a sensor for detection. Taut-wire systems are an example of a barrier sensor that offers an almost zero False Alarm Rate (FAR) and unsurpassed Probability of Detection (PoD). These systems have virtually no environmental limitations and are able to provide reliable service for many years.

Volumetric Sensors
Volumetric sensors generate an invisible detection field locating the movement of intruders in the field. As the detection field is invisible, these systems are nearly always impossible to evade. Immune to most environmental conditions, our systems are suitable for and often used in sterile zones while being totally covert.

Fence-Mounted Sensors
Fence and wall-associated sensors are above-ground detection sensors attached to an existing fence or wall. An alarm is triggered when an intruder is detected or when vibration occurs due to cutting or climbing a metal fence.

Video Motion Detection Systems

A video motion detection system transforms the viewing-only ability of CCTV cameras into a tracking and alarm system. It analyzes movement in the field view of a static camera detecting intruders, and setting off an alarm. The video motion detector indicates the cause of the alarm by marking its path and position on the video monitor.

a 'one-stop shop' including all stages starting from threat analysis and choice of hardware and software to operator training and testing. All systems selected by Magal (with the approval of the customer's security


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Security Management Systems - The total solution

Magal, using its many years of experience in the field, is now providing the total solution incorporating both outdoor and indoor security systems. Magal's Turnkey Security Projects provide

personnel) are integrated into Magal's Security Management System (SMS) — MagNet — an IP networks based, multi-operator graphic system. Magal ensures that all systems integrate with one another, perform to specifications, and are best suited to the client's needs and wishes.

❖ *January 2001* - Magal's subsidiary, Senstar-Stellar Corporation establishes a new company under the name Senstar-Stellar Latin America S.A. de C.V in Cuernavaca, Mexico.

❖ *March 2001* - Magal is chosen to conduct restoration work on the Electronic Perimeter System along the Gaza Border - Contract values at approximately US$ 2 million.

❖ *May 2001* - Senstar-Stellar Corporation, Magal's fully owned subsidiary, wins a contract from Honeywell International Inc. to provide them with its Intelli-Flex outdoor perimeter security sensor to help protect critical portions of a 1,580 km-crude-oil pipeline.

❖ *May 2001*- A cash dividend for the year 2000 of US$0.13 per ordinary share is paid to the holders of the Ordinary Shares as of May 10, 2001.

❖ *June 2001* - Magal establishes a new company in New York, named *Smart Interactive Systems, Inc.* to meet the growing need for real-time video monitoring security systems.

❖ *June 2001*- Magal's shares begin trading on the Tel-Aviv Stock Exchange (TASE).

❖ *July 2001* - Magal wins an order to protect a sensitive installation in China where they later open a new office.

❖ *September 2001* - Magal signs a contract to protect the Israeli Ministry of Defense Headquarters in Tel Aviv.

❖ *September 2001* - Magal receives a second order for the amount of US$1.4 million, to restore the electronic perimeter system along the Gaza border.

❖ *November 2001* - Magal launches the *JetLock* - its proprietary system for preventing unauthorized aircraft use.

❖ *December 2001* - The Tel Aviv Stock exchange upgrades Magal's shares to be included in TASE's TA-100, TA-75 and Tel-Tech 15 indices.


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A new product innovation

❖❖ *The Jetlock*
In November 2001, Magal launched the development of the aptly timed JetLock product.

JetLock is a unique aircraft wheel lock designed to prevent and detect unauthorized movement of airplanes on the ground.

In the light of recent world events, this solution comes at a time when the threat of using an aircraft for terrorist mass destruction has significantly increased.

The lock is a combination of a hi-tech electronic locking system, wireless alarm, and rigid reliable mechanics - thus, able to completely immobilize an aircraft. Any attempt to cut, break, or move an aircraft more than 50 meters from its original location will generate an alarm in the control center and will show the exact location of the aircraft.

The product utilizes unique secured digital signatures, ensuring that only authorized personnel can unlock it.

JetLock was tested successfully in Israel and can now be used on a wide range of aircrafts, from light to major airplanes.

The target market for JetLock includes airports, airlines, landing strips, flight schools, organizations or any person owning aircraft. A strategic marketing plan will be put into action to ensure that this new target audience will become a part of the 'Magal family of clients'.

A new company for Magal

❖❖ *Smart Interactive Systems, Inc.*
In July 2001, Magal established the company Smart Interactive Systems, Inc., in order to meet the growing need for real-time video monitoring security systems.

Smart Interactive's solutions, replaces guard costs, security rounds and video technology. 'Smart' designs video security systems allowing the customers to see what they need, when they want to see it. Customers can verify events remotely, look at a feed from any site at random, and take regularly scheduled video tours. They can respond via video and two-way audio, monitoring any area of their facility, increasing site security whilst reducing guard costs.

Smart 's Central Monitoring Station is able to provide instantaneous security response all across the U.S.A.

Remote Video Verification
Smart's verification systems are activated by an event, such as an illegal entry or tampering with property. At the moment of activation, security personnel at Smart's Central Monitoring Station are tuned to the location of the event, at which point they take action appropriate for the type of event.

Remote Video Surveillance
Smart's surveillance systems allow active viewing of an area on a predetermined schedule, at random, or on demand. The customer can also activate monitoring via an event a la video verification.

The continued success of Magal is guaranteed by the combination of three major factors:

- Magal's ability to reacting to market trends - resulting in new product lines and solutions
- Its nurturing of the existing customer base and subsidiaries
- Its goal of expanding into new markets, making acquisitions where relevant

Magal intends to continue its success and innovation achieved in 2001 and take it into the year 2002 and ever onwards.

Reacting to market trends:

In a continual effort to meet our customers' ever-changing needs, Magal is committed to developing complementary products and technologies.

We will constantly work as we have done, to maintain and broaden our product line to state-of-the-art specifications. Our future success depends upon our ability to enhance our existing products and technology and to introduce aptly timed commercially viable products and technologies addressing the needs of our customers.

We intend to continue to devote a significant portion of our personnel and financial resources to research and development.

Nurturing the customer base:

We seek to maintain the close relationships we currently posses with our existing customers who act as our ears and eyes providing us valuable feedback on what the market needs. Their input plays an important role in the development of Magal's new products and solutions.

By nurturing our customers, giving them the best service possible, we are ensured continued business from this valuable financial source.

Expansion into new markets:

Aided by the fact that security is becoming the major priority for airports, high risk facilities, Governmental agencies and other sensitive installations, Magal plans to broaden its marketing activities worldwide, to implement the consistent growth of revenues and widen business activities into the Global Security Market.

We plan to expand into new geographic markets by forging strong ties with local distributors and making acquisitions where appropriate. With contracts and engineers already in place worldwide, service will continue to be timely and efficient and ready to grow with the enlarging organization.

A new role for Magal -

By broadening our product range and expanding our technical solutions worldwide, Magal is able to offer comprehensive Turnkey Security Projects in selected markets, and Security Engineering and Consulting Services to all markets.

Only a company as established, well-known and innovative as Magal would be suitable to play such an all-encompassing role.


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Financial Statements

Table of Contents

Management's Discussion and Analysis	13 - 18
Report of Independent Auditors	19
Consolidated Balance Sheets	20 - 21
Consolidated Statements of Income	22
Statements of Changes in Shareholders' Equity	23
Consolidated Statements of Cash Flows	24 - 25
Notes to Consolidated Financial Statements	26 - 54

General

The Company's financial statements are denominated in US dollars.

Management considers the US dollar to be the primary currency in which the company operates and therefore, uses the US dollar as its functional currency.

During 2001 Magal established a new company, Smart Interactive Systems, Inc. (SIS), in New York, to participate in the new and growing market for real time video monitoring security services targeted at the higher-margin commercial, industrial and VIP residential market. Consequently, results for the period, particularly SG&A for the fourth quarter, were negatively impacted by the ramping up of operations of this new venture. However, SIS is performing in line with Magal's management expectations and it is expected to reach breakeven in the year 2003.

Results of Operations

The following five-year summary presents financial highlights as a percentage of company's revenues:

Year Ended December 31,

	2001	2000	1999	1998	1997
Revenues	100%	100%	100%	100%	100%
Cost of revenues	52	53	53	52	55
Gross Profit	48	47	47	48	45
R & D expenses, net	8	8	8	7	8
Selling & marketing expenses	19	18	18	18	18
General & Administrative expenses	12	12	13	14	14
Non-recurring expenses	–	–	–	–	8
Operating income (loss)	9	9	8	9	(3)
Financial income (expenses), net	–	(1)	–	(1)	–
Income before taxes and write-off of investment in affiliate	9	8	8	8	(3)
Taxes on income	1	1	1	1	1
Write- off of investment in affiliate	–	–	1	–	–
Net income (loss)	8%	7%	6%	7%	(4%)

Comparison of 2001 to 2000 and 1999

Revenues. The company's revenues were US$ 41.0, million US$ 38.6 million and US$ 32.0 million in 2001, 2000 and 1999 respectively, an increase of 6% in 2001 as compared to 2000 and an increase of 21% in 2000 as compared to 1999.

Perimeter Systems. Revenues of perimeter systems were US$ 34.9 million, US$ 33.9 million and US$ 29.8 million in 2001, 2000 and 1999 respectively, an increase of 3% in 2001 as compared to 2000 and 14% in 2000 as compared to 1999.

Gross Profit. Gross profit in the year ended December 31, 2001 was US$ 19.5 million compared to US$ 18.0 million and US$ 15.3 million in 2000, and 1999, respectively. The gross profit margin was 47.6%, 46.8% and 47.8% in 2001, 2000 and 1999, respectively.

Research and Development Expenses. Net research & development expenses were US$ 3.1 million US$ 3 million and US$ 2.7 million in 2001, 2000 and 1999, respectively. R&D grants and credits in 2001 were US$ 0.3 million compared to US$ 0.2 million and US$ 0.3 million in 2000 and 1999.

Selling, General and Administrative Expenses. SG&A expenses were US$ 12.9 million, US$ 11.8 million and US$ 9.9 million in 2001, 2000 and 1999, respectively, representing 31% of revenues.

Operating Income. Operating income for 2001 increased 9% to US$ 3.6 million compared with US$ 3.3 million in 2000. Excluding the impact of SIS, operating income for the year 2001 increased by 28% to $4.2 million. In 2000 operating income increased 23% to US$ 3.3 million compared with US$ 2.7 million in 1999.

Equity in losses of affiliate. The loss in 1999 of US$ 0.4 million represents the write-off of the investment in Snifex Ltd. due to a series of tests, which yield unsatisfactory results and put the feasibility of the system in doubt.

Net Income. Net income for 2001 increased 10% to US$ 3.2 million compared with US$ 2.9 million in 2000. Excluding losses generated by SIS, net income for the year 2001 increased by 25% to $3.6 million. In 2000 net income increased 26% to US$ 2.9 million compared with US$ 2.3 million in 1999 (before equity in losses of affiliate).

Quarterly Results of Operations

The following table presents unaudited consolidated quarterly financial information for each of the four quarters for the year ended December 31, 2001. This information has been prepared on the same basis as the audited consolidated financial statements.

(US Dollars in thousands, except per share data)

	Q1	Q2	Q3	Q4	FY
Revenues	**9,012**	**10,551**	**10,574**	**10,883**	**41,020**
Cost of sales	4,679	5,625	5,601	5,600	**21,505**
Gross profit	**4,333**	**4,926**	**4,973**	**5,283**	**19,515**
% Gross profit	**48.1%**	**46.7%**	**47.0%**	**48.5%**	**47.6%**
Operating Expenses :					
R & D - net	809	803	846	596	**3,054**
Selling expenses	1,684	1,614	1,977	2,658	**7,933**
G & A expenses	1,218	1,266	1,190	1,275	**4,949**
	3,711	**3,683**	**4,013**	**4,529**	**15,936**
Operating income	**622**	**1,243**	**960**	**754**	**3,579**
Financial income (expenses), net	**117**	(207)	153	(23)	**40**
Income before taxes	**739**	**1,036**	**1,113**	**731**	**3,619**
Taxes on income	(187)	(159)	(198)	92	**(452)**
Net income	**552**	**877**	**915**	**823**	**3,167**
no. shares (diluted)	7,340	7,408	7,507	7,625	**7,470**
EPS	**0.08**	**0.12**	**0.12**	**0.11**	**0.42**

The company's operating results may be subject to significant fluctuations in future periods. The company's operating results for any particular quarter are not necessarily indicative of any future results. The company's quarterly operating results may be subject to significant fluctuations due to various factors, including the length of the sale cycles, the timing and size, mix of products and general economic conditions.

Liquidity and Capital Resources

Since our inception, and until our initial public offering in March 1993, we financed our activities mainly through cash flow from operations and bank loans.

In March 1993, we raised a net total of $9,837,000 from an initial public offering of 1,380,000 ordinary shares. In February 1997, we raised an additional $9,440,000 from an offering of an additional 2,085,000 ordinary shares. The proceeds from these offerings are our main source of working capital.

We currently have credit lines totaling $13.2 million in the aggregate. There are no restrictions as to our use of each of these credit lines. Our borrowings under these credit lines are generally denominated in U.S. dollars. However, we may occasionally have short-term NIS-denominated borrowings.

As of December 31, 2001, we had approximately $4.5 million available under our credit lines.

Working capital for the year ended December 31, 2001 was $18,391,000, compared to $20,288,000 for the year ended December 31, 20000, and a current ratio of 2.3.

Cash and cash equivalents (including bank deposits) amounted to $14,587,000 at December 31, 2001, compared to $14,792,000 at December 31, 2000.

We used net cash from operations of $368,000 for the year ended December 31, 2001, compared to net cash generated from operations of $4,552,000 for the year ended December 31, 2000 and $2,492,000 for the year ended December 31, 1999.

Purchase of property and equipment in 1999, 2000 and 2001 were approximately $629,000, $3,828,000 and $1,158,000, respectively. Capital expenditures in 2001 were principally for acquisition of equipment for SIS. Capital expenditures in 2000 were principally for PPI's acquisition of its new facility in Fremont. Capital expenditures in 1999 were principally for machinery and equipment purchases.

Total assets as of December 31, 2001 amounted to US$ 53.3 million.

Shareholder's equity at year end reached US$ 32.7 million compared to US$ 30.9 million at December 31, 2000 representing 61% of total assets and a debt-to-equity ratio of 0.35.

We believe that our current cash and cash equivalents, including deposits, and our expected cash flow from operations in 2002 will be sufficient to meet our planned and potential cash requirements in 2002.

Seasonality

The company's operating results are characterized by a seasonal pattern, with a higher volume of sales towards the end of the year. This pattern, which is expected to continue, is mainly due to two factors: first, the company's customers are mainly budget-oriented organizations with lengthy decision processes which tend to mature late in the year; second, due to weather conditions, installations - and therefore revenues - are often postponed from the first quarter to following quarters.

Dividend Information

In 1998, our board of directors resolved to change our dividend payment policy and to recommend to our shareholders the payment of annual dividends on our ordinary shares amounting to between 25% and 33% of our net profits for the previous fiscal year. The board of directors recommended this policy change because we had accumulated sufficient cash and our operations had been generating a positive cash flow.

In each of 1999 and 2000, our board of directors recommended, and our shareholders approved, the payment of a cash dividend to our shareholders of $0.10 per ordinary share, representing approximately 32% of our net income before writing off the investment in our affiliate in each of 1998 and 1999. In 2001, our board of directors recommended, and our shareholders approved, the payment of a cash dividend to our shareholders of $0.13 per ordinary share, representing approximately 33% of our net income in 2000.

In May 2002, our board of directors recommended a stock dividend of 3% of the issued shares.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The influence on the dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. The devaluation also has the effect of decreasing the dollar value of revenues in Israel which are payable in NIS, unless the receivables are linked to the dollar.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year Ended December 31,	Israeli inflation rate %	NIS devaluation rate %	Israeli inflation adjusted for devaluation %
1997	7.0	8.8	(1.7)
1998	8.6	17.6	(9.0)
1999	1.3	(0.1)	1.3
2000	0	(2.7)	2.7
2001	1.4	9.3	(7.9)

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In 2001 we did not have a material adverse impact on our operation results or on our financial condition caused by foreign currency fluctuations.

There can be no assurance that in the future our results of operations may not be materially adversely affected by currency fluctuations.

We are exposed to a variety of market risks, including changes in interest rates and foreign currency fluctuations. As of December 31, 2001, we had no derivative financial instruments.

Report of Independent Auditors

To the Shareholders of

MAGAL SECURITY SYSTEMS LTD. AND ITS SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Magal Security Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 16.5% of total consolidated assets as of December 31, 2000 and total revenues of 17.2% and 11.4% of total consolidated revenues for each of the two years in the period ended December 31, 1999 and 2000, respectively. Those statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Kost, Forer and Gabbay

Tel-Aviv, Israel
February 11, 2002

KOST, FORER & GABBAY
A Member of Ernst & Young International

Consolidated Balance Sheets

US dollars in thousands

December 31	2000	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	3,579	2,738
Short-term bank deposits	8,270	8,289
Trade receivables:		
Related parties	123	58
Other (net of allowance for doubtful accounts - $ 174 in 2000 and $ 192 in 2001)	5,618	6,113
Unbilled accounts receivable, net of customer advances	2,475	5,586
Other accounts receivable and prepaid expenses	681	575
Deferred income taxes	344	473
Inventories (Note 3)	9,486	8,549
Total current assets	30,576	32,381
LONG-TERM INVESTMENTS AND TRADE RECEIVABLES:		
Long-term trade receivable (Note 4)	-	2,213
Long-term bank deposits	2,943	3,560
Severance pay fund	1,349	1,592
Total long-term investments and trade receivables	4,292	7,365
PROPERTY AND EQUIPMENT, NET (Note 5)	8,424	8,550
OTHER ASSETS, NET (Note 6)	5,575	5,051
Total assets	48,867	53,347

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

US dollars in thousands

December 31	2000	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit (Note 7)	1,330	2,405
Current maturities of long-term loans (Note 9)	1,435	3,859
Trade payables	3,836	3,394
Other payables and accrued expenses (Note 8)	3,687	4,332
Total current liabilities	10,288	13,990
LONG-TERM LIABILITIES:		
Long-term loans (Note 9)	6,302	5,038
Accrued severance pay	1,378	1,619
Total long-term liabilities:	7,680	6,657
COMMITMENTS AND CONTINGENT LIABILITIES (Note 10)		
SHAREHOLDERS' EQUITY (Note 12):		
Share capital:		
Ordinary shares of NIS 1 par value: Authorized: 9,748,000 shares at December 31, 2000 and 2001; Issued and outstanding: 7,240,075 shares at December 31, 2000 and 7,363,866 shares at December 31, 2001	2,478	2,508
Deferred shares of NIS 1 par value: Authorized: 252,000 shares at December 31, 2000 and none at December 31, 2001; Issued and outstanding: 252,000 shares at December 31, 2000 and none at December 31, 2001	72	-
Additional paid-in capital	19,474	19,633
Deferred stock compensation	(58)	(20)
Accumulated other comprehensive loss	(715)	(1,294)
Retained earnings	9,648	11,873
Total shareholders' equity	30,899	32,700
Total liabilities and shareholders' equity	48,867	53,347

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

US dollars in thousands (except share data)

Year ended December 31,	1999	2000	2001
Revenues (Note 16b(1))	31,967	38,571	**41,020**
Cost of revenues	16,693	20,523	**21,505**
Gross profit	15,274	18,048	19,515
Operating expenses:			
Research and development, net (Note 17a)	2,676	2,975	**3,054**
Sales and marketing	5,820	7,129	**7,933**
General and administrative	4,104	4,661	**4,949**
Total operating expenses	12,600	14,765	15,936
Operating income	2,674	3,283	3,579
Financial income (expenses), net (Note 17b)	(127)	(214)	**40**
Income before taxes on income and write-off of investment in affiliate, net of taxes	2,547	3,069	3,619
Taxes on income (Note 14)	259	180	**452**
Income before write-off of investment in affiliate	2,288	2,889	3,167
Write-off of investment in affiliate, net of taxes	357	-	-
Net income	1,931	2,889	3,167
Basic net earnings per share (Note 13)	0.27	0.40	**0.43**
Diluted net earnings per share (Note 13)	0.27	0.40	**0.42**

The accompanying notes are an integral part of the consolidated financial statements.

Statements of Changes in Shareholders' Equity

US dollars in thousands

	Deferred shares	Ordinary shares	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive loss	Retained earnings	Total comprehensive income	Total shareholders' equity
Balance as of January 1, 1999	72	2,449	19,150	(70)	(684)	6,269		27,186
Dividend paid	-	-	-	-	-	(719)		(719)
Exercise of share options	-	23	159	-	-	-		182
Deferred stock compensation	-	-	4	(4)	-	-		-
Amortization of deferred stock compensation	-	-	-	44	-	-		44
Comprehensive income:								
Net income	-	-	-	-	-	1,931	1,931	1,931
Foreign currency translation adjustments	-	-	-	-	250	-	250	250
Total Comprehensive income							2,181	
Balance as of December 31, 1999	72	2,472	19,313	(30)	(434)	7,481		28,874
Dividend paid	-	-	-	-	-	(722)		(722)
Exercise of share options	-	6	48	-	-	-		54
Deferred stock compensation	-	-	113	(113)	-	-		-
Amortization of deferred stock compensation	-	-	-	85	-	-		85
Comprehensive income:								
Net income	-	-	-	-	-	2,889	2,889	2,889
Foreign currency translation adjustments	-	-	-		(281)	-	(281)	(281)
Total comprehensive income							2,608	
Balance as of December 31, 2000	72	2,478	19,474	(58)	(715)	9,648		30,899
Dividend paid	-	-	-	-	-	(942)		(942)
Exercise of share options	-	19	125	-	-	-		144
Exercise of warrants	-	11	(11)	-	-	-		-
Purchase of deferred shares	(72)	-	11	-	-	-		(61)
Deferred stock compensation	-	-	34	(34)	-	-		-
Amortization of deferred stock compensation	-	-	-	72	-	-		72
Comprehensive income:								
Net income	-	-	-	-	-	3,167	3,167	3,167
Foreign currency translation adjustments	-	-	-	-	(579)	-	(579)	(579)
Total comprehensive income							2,588	
Balance as of December 31, 2001	-	2,508	19,633	(20)	(1,294)	11,873		32,700

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

US dollars in thousands

Year ended December 31,	1999	2000	2001
Cash flows from operating activities:			
Net income	1,931	2,889	3,167
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,386	1,384	1,362
Foreign exchange gains	(103)	-	-
Gain on sale of property and equipment	(18)	(2)	(27)
Write-off of investment in affiliate, net of taxes	357	-	-
Accrued interest on deposits	(623)	(620)	38
Amortization of deferred stock compensation	44	85	72
Decrease (increase) in trade receivables	717	648	(595)
Decrease in related parties receivables	150	50	65
Decrease (increase) in unbilled accounts receivables net of customer advances	(1,311)	883	(3,151)
Decrease (increase) in other accounts receivable and prepaid expenses	(130)	399	(4)
Increase in deferred income taxes, net	(28)	(259)	(136)
Decrease (increase) in inventories	1,606	(2,925)	766
Decrease (increase) in long-term trade receivables	165	115	(2,213)
Increase (decrease) in other accounts payable and accrued liabilities	(2,616)	765	682
Increase (decrease) in trade payables	963	1,125	(392)
Accrued severance pay, net	2	15	(2)
Net cash provided by (used in) operating activities	2,492	4,552	(368)
Cash flows from investing activities:			
Proceeds from short-term and long-term bank deposits	1,353	-	-
Purchase of short-term and long-term bank deposits	-	-	(674)
Proceeds from sale of property and equipment	34	31	48
Purchase of property and equipment	(629)	(3,828)	(1,158)
Investment in affiliate	(357)	-	-
Purchase of know-how and patents	(85)	(265)	(18)
Additional payment for purchase of a subsidiary	(425)	-	-
Payment for the acquisition of a subsidiary (1)	(423)	-	-
Net cash used in investing activities	(532)	(4,062)	(1,802)

The accompanying notes are an integral part of the consolidated financial statements.

US dollars in thousands

Year ended December 31,	1999	2000	2001
Cash flows from financing activities:			
Short-term bank credit, net	(202)	116	1,085
Proceeds from long-term bank loans	-	2,200	1,350
Principal payment of long-term bank loans	(1,233)	(584)	(180)
Purchase of deferred shares	-	-	(61)
Proceeds from exercise of employee stock options	182	54	144
Dividend paid	(719)	(722)	(942)
Net cash provided by (used in) financing activities	(1,972)	1,064	1,396
Effect of exchange rate changes on cash and cash equivalents	(18)	62	(67)
Increase (decrease) in cash and cash equivalents	(30)	1,616	(841)
Cash and cash equivalents at the beginning of the year	1,993	1,963	3,579
Cash and cash equivalents at the end of the year	1,963	3,579	2,738
(1)Payment for the acquisition of a subsidiary:			
Estimated fair value of assets acquired and liabilities assumed at the acquisition date:			
Property and equipment	320	-	-
Goodwill	153	-	-
	473	-	-
Less - amounts financed by a note payable	(50)	-	-
	423	-	-
Supplemental disclosures of cash flows activities:			
Cash paid during the year for:			
Interest	536	857	925
Taxes on income	274	102	202
Non-cash investing transactions:			
Note due to former shareholders in respect of investment in affiliate	200	-	-

The accompanying notes are an integral part of the consolidated financial statements.

US dollars in thousands

NOTE 1:- GENERAL

a. Magal Security Systems Ltd. ("the Company") and its subsidiaries ("the Group"), are engaged in the development, manufacturing and marketing of computerized security systems used to automatically detect and deter human intrusion, for both civilian and military markets in Israel and throughout the world. A majority of the Company's sales are made in the United States, Europe, Azerbaijan and Israel. During March 2001, the Company established Smart Interactive Systems, Inc., in order to meet the growing need for real time video monitoring security services.

As for major customer data, see Note 16b.2.

b. Acquisitions:

1. Perimeter Products Inc. (PPI):

On September 1, 1997, the Company, through a wholly-owned subsidiary, acquired certain assets and assumed certain liabilities of PPI, California, for an aggregate consideration of $ 4,337. Of the consideration given, $ 250 has been held back in the form of a note due to PPI California on March 1, 1998 for any possible adjustments to the purchase price.

In addition, PPI California shall receive additional consideration, if any, to the extent that the Company's income before taxes, as defined in the purchase agreement, exceeds $ 900 for each of the fiscal year periods ending September 30, 1998 through September 30, 2000. In 1998 and 1999, the income before taxes indeed exceeded $ 900 and the additional consideration in the amount of $ 852, $ 200, respectively, was recorded as goodwill. In 2000, the income before taxes did not exceed $ 900 and therefore no additional amount was recorded.

2. Snifex Ltd.:

On January 6, 1999, the Company acquired 40% of the shares of Snifex Ltd., an Israeli company, engaged in the development of the non-invasive drug and explosion system, and had the option to acquire an additional 15% of its shares. In July 1999, the Company announced the ending of the Snifex development project. The Company invested $357 in shares and research and development expenses in this project and has written-off its investment in Snifex.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

a. Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

Most of the Company's revenues are generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate.

For those foreign subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders' equity.

c. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less when purchased.

e. Short-term and long-term bank deposits:

The Company classifies bank deposits with maturities of more than three months and less than one year as short-term deposits. Deposits with maturities of more than one year are classified as long-term deposits. Short-term and long-term deposits are presented at cost, including accrued interest.

The weighted average interest rate in 2001 for short-term and long term bank deposits was 5.1%, and 6.15%, respectively.

f. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided for slow-moving items or technological obsolescence.

Cost is determined as follows:

Raw materials, parts and supplies - using the "First in, First out" method.

Work-in-progress - represents the cost of production-in-progress.

Finished products - on the basis of direct manufacturing cost and related overhead.

US dollars in thousands

g. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets as follows:

	%
Buildings	4
Machinery and equipment	10-33 (mainly at 10)
Motor vehicles	15
Promotional display	25-50
Office furniture and equipment	6-33
Leasehold improvements	over the term of the lease

The Group periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with Statement of Financial Accounting Statndard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). As of December 31, 2001, no impairment losses have been identified.

h. Other assets:

Acquired know-how and patents are stated at cost, and are amortized by the straight-line method over the estimated useful life of ten years. Goodwill is amortized by the straight-line method over a period of ten to fifteen years (see also Note 2s). The Company reviews the realizability of goodwill annually and the appropriateness of the amortization period based on the expected future undiscounted cash flows derived from the asset. Any impairment loss is recognized in the statement of income. Based on its most current analysis, management believes that no impairment loss was identified as of December 31, 2001.

i. Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are expensed as incurred.

US dollars in thousands

j. Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

k. Revenue recognition:

Sales of products are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statement" ("SAB No. 101") when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable.

Revenues from maintenance services, which constitute less than 10% of total revenues, are recognized ratably over the term of the agreement, or upon performance of the services.

The Company has adopted Statement of Position No. 81-1 "Accounting for Performance of Construction - Type and certain Production - Type contracts" ("SOP No. 81-1") in recognizing revenues from fixed price contracts, in accordance with the percentage of completion method based on the output measure of the portion of work performed.

Provisions for estimated losses on uncompleted contracts are recorded in the period in which such losses are first identified in the amount of the estimated loss on the entire contract. As of December 31, 2001 no such losses were identified.

Deferred revenue includes unearned amounts received under maintenance contracts but not yet recognized as revenues.

l. Advertising expenses:

Advertising expenses are expensed as incurred. Advertising expenses for the years ended 1999, 2000 and 2001, were $ 197, $ 354 and $ 349, respectively.

m. Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, long-term bank deposits, trade receivables and long-term receivables.

The Company's cash and cash equivalents, short-term and long-term deposits in US dollars are invested in US dollars with major Israeli and U.S. banks. At times, such deposits in U.S. may be in excess of insured limits. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from sales to large and solid organizations located mainly in Israel, the United States, Azerbaijan and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

n. Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are provided in Note 12c.

o. Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding research and development projects are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred and recorded as a deduction of research and development costs.

The Company also received royalty-bearing grants from the Fund for Encouragement of Marketing Activity. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and included as a deduction of sales and marketing expenses.

US dollars in thousands

p. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

A majority of the Company's employees are participants in Multi-Employer Pension Plans to which the Company makes defined contributions.

Severance pay expenses for the years ended December 31, 1999, 2000 and 2001, amounted to approximately $ 194, $ 225 and $ 263, respectively.

q. Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:
The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables and, other payables and accrued expenses approximate their fair value due to the short-term maturity of such instruments.
The carrying amount of the Company's long-term trade receivables and long-term deposits approximate their fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.
The fair value of the Company's long-term borrowing arrangements was estimated using discounted cash flow analyses. As of December 31, 2000, the carrying amount of the Company's long-term borrowing approximate its fair value. As of December 31, 2001, the fair value of the Company's long-term borrowing was $ 8,990, compared to the carrying amount, which was $ 8,897.

US dollars in thousands

r. Net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary Shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

s. Impact of recently issued accounting standards:

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests, in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rule, beginning the first quarter of 2002. Application of the non-amortization provisions of the Statement is expected to result in an increase in net income of approximately $ 400 per year, and an increase in earnings per share of 5 Cents. During 2002, the Company will perform the first of the required impairment tests of goodwill. The Company cannot yet estimate the impact of these tests on its earnings and financial condition.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a disposal of a segment of a business". FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it does not expect that the adoption of the Statement will have a significant impact, if any, on the Company's financial position and results of operation.

US dollars in thousands

NOTE 3:- INVENTORIES

December 31	2000	2001
Raw materials	5,776	5,269
Work in progress	1,316	1,255
Finished products	2,394	2,025
	9,486	8,549

NOTE 4:- LONG-TERM TRADE RECEIVABLE

The Company signed an agreement with a customer, according to which the payments schedule is for a period ending December, 2004.

As of December 2001, the aggregate annual maturities of the long-term trade receivables are as follows:

2002	1,197
2003	1,158
2004	1,055
	3,410
Less - current maturities	1,197
	2,213

US dollars in thousands

NOTE 5:- PROPERTY AND EQUIPMENT, NET

a. Comprised as follows:

December 31	2000	2001
Cost:		
Land and buildings	7,890	7,717
Machinery and equipment	2,402	2,782
Motor vehicles	1,182	1,288
Promotional display	2,458	2,624
Office furniture and equipment	1,816	1,952
Leasehold improvements	24	24
	15,772	16,387
Accumulated depreciation:		
Land and buildings	1,285	1,500
Machinery and equipment	2,049	2,149
Motor vehicles	618	618
Promotional display	1,972	2,011
Office furniture and equipment	1,403	1,537
Leasehold improvements	21	22
	7,348	7,837
Depreciated cost	8,424	8,550

b. Depreciation expenses amounted to $ 785, $ 743 and $ 858 for the years ended December 31, 1999, 2000 and 2001, respectively.

c. As for charges, see Note 11.

US dollars in thousands

NOTE 6:- OTHER ASSETS, NET

December 31	2000	2001
a. Intangible assets:		
Original amounts:		
Know-how	1,502	1,502
Patents	2,042	1,884
Goodwill	5,439	5,257
	8,983	8,643
Accumulated amortization:		
Know-how	1,158	1,212
Patents	1,902	1,765
Goodwill	1,278	1,524
	4,338	4,501
	4,645	4,142
b. Other:		
Deferred income taxes	930	909
	5,575	5,051

c. Amortization expenses amounted to $ 601, $ 641 and $ 504 for the years 1999, 2000 and 2001, respectively.

US dollars in thousands

NOTE 7:- SHORT-TERM BANK CREDIT

a. As of December 31, 2001, the Company has authorized credit lines totaling $ 13.2 million, and unused credit lines in the amount of $ 3,370 thousand.

b. Composed as follows:

December 31	Linkage terms	Interest rate %	2000	2001
Bank	U.S. $	7.60	1,038	-
Bank	Canadian $	Prime+0.5	107	31
Bank	NIS	Prime-0.5	185	2,374
			1,330	2,405

The weighted average interest rate at the end of 2000 and 2001 was 8% and 4.8%, respectively.

c. As for guarantees, see Note 10d.

NOTE 8:- OTHER PAYABLES AND ACCRUED LIABILITIES

December 31	2000	2001
Employees and payroll accruals	1,194	1,488
Accrued expenses	1,361	1,901
Customer advances	193	-
Income tax payable	108	555
Government authorities	384	91
Other	447	297
	3,687	4,332

US dollars in thousands

NOTE 9:- LONG-TERM LOANS

December 31	Linkage terms	Interest rate %	2000	2001
Bank (1)	U.S. $	7.875	2,500	2,500
Bank (2)	U.S. $	Libor+0.5	250	250
Bank (3)	U.S. $	Libor+0.85	1,000	1,000
Bank (4)	U.S. $	Libor+0.75	1,600	1,950
Bank (5)	U.S. $	8.25	2,200	2,122
Bank (6)	U.S. $	3.687	-	500
Bank (7)	U.S. $	5.662	-	500
			7,550	8,822
Mortgage payable (8)	Canadian $	Libor+0.75	187	75
			7,737	8,897
Less - current maturities			1,435	3,859
			6,302	5,038

As of December 2001, the aggregate annual maturities of the long-term loans are as follows:

2002	3,859
2003	591
2004	2,599
2005	1,848
	8,897

(1) Bears an annual interest rate of 7.875%. Interest on the outstanding balance is due annually. The note is due in one installment on April 1, 2002, extended from May 1, 2000 and was extended to April 1, 2004.

(2) Bears an average annual interest rate of Libor+0.5%. Interest on the outstanding balance is due each quarter. The note is due in one installment on April 2, 2002, extended from April 2, 2001.

US dollars in thousands

(3) Bears an average annual interest rate of Libor+0.85%. Interest on the outstanding balance is due each quarter. The note is due in one installment on February 5, 2002 extended from February 5, 2001.

(4) Bears an average annual interest rate of Libor+0.75%. Interest on the outstanding balance is due each quarter. The note is due in one installment on February 18, 2002, extended from February 18, 2000.

(5) Bears an annual interest rate of 8.25%. The note is due in 18 quarterly installments of $ 64.7 thousand, commencing from February 28, 2001 and thereafter, until a final payment of $ 1,806.6 on November 30, 2005.

(6) Bears an annual intetrest rate at 3.687%. The note is due on April 2, 2002.

(7) Bears an annual intetrest rate at 5.662%. The note is due on April 2, 2003.

(8) The mortgage is payable in equal quarterly installments of $ 25.2 thousand, plus interest and is amortized through September 2002.

As for guarantees, see Note 10d.

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a. Royalty commitments to the Chief Scientist:

The Company finances some of its research and development expenditures by programs sponsored by the Chief Scientist of the Government of Israel, for the support of research and development projects.

In exchange for participation in the programs by the Chief Scientist, the Company is required to pay royalties at the rate of 3% to 5% of sales of products developed with funds provided by the Chief Scientist, up to a dollar-linked amount equal to 100%-150%, and for grant received after January 1, 1999 bear annual interest rate based on the LIBOR. The Company is obligated to repay the Government for the grants received only to the extent that there are sales of the products funded. As for royalty expenses, see Note 17a.

Royalties paid amounted to $ 54, $ 86 and $ 0 for the years ended December 31, 1999, 2000 and 2001, respectively.

US dollars in thousands

As of December 31, 2001, the Company had remaining contingent obligations to pay royalties in the amount of approximately $ 1,392 upon the successful sale of products developed using such research and development programs sponsored by the Chief Scientist.

b. The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in marketing expenses overseas. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount of the grants received.

Grants received amounted to $ 170 and royalties paid during 2001 amounted to $ 104. At December 31, 2001, the Company has a remaining contingent obligation of $ 66.

c. Lease commitments:

The Group rents its facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2004.

Rental expenses were $ 324, $ 196 and $ 122 in 1999, 2000 and 2001, respectively.

Future minimum lease payments under non-cancelable lease agreements as of December 31, are as follows:

2002	17
2003	44
2004	36

d. Guarantees:

1. As of December 31, 2001, the Company purchased bank performance guarantees in several banks in Israel in the amount of $ 3,448.

2. In 2001, the Company guaranteed a credit line, granted by Deutsche Bank, in the amount of $ 1,018, to a subsidiary.

3. The Company guaranteed Bank Leumi Israel, in an unlimited amount in respect of a loan that a subsidiary will borrow from that bank. As of December 31, 2001, the subsidiary borrowed $ 75 from the bank.

4. The Company guaranteed Bank Leumi Israel in an amount of $ 2,200 in respect of a long term loan borrowed by a subsidiary. As of December 31, 2001, the amount outstanding is $ 2,122.

US dollars in thousands

e. Legal proceedings:

In June 2000, Rapiscan Security Products Inc. ("Rapiscan") filed a lawsuit against the Company claiming sums allegedly due to Rapiscan in the context of an agreement between Rapiscan and the Company amounting to $ 1.6 million. The Company filed a counter-claim for the balance of approximately $ 1.35 million. The Company recorded an accrual regarding this lawsuit of approximately $ 1.2 million which is suitable liability as estimated by the Company's management and its legal consultants.

In addition, during 2001, the Company had several claims with immaterial amounts in the ordinary course of business.

NOTE 11:- CHARGES

As collateral for all Group's liabilities to banks:

a. A fixed charge has been placed on the Company's rights to property.
b. The Company agreed not to pledge any of their assets without the consent of few banks.
c. A fixed charge has been placed on $ 3,250 of the Company's bank deposits.
d. The Company's subsidiary has two notes payable in the aggregate amount of $1,000 due on April 2, 2002 and April 2, 2003, collateralized by substantially all of the subsidiary's assets, and a $ 2,122 mortgage note payable, collateralized by a first mortgage on the premises.

NOTE 12:- SHAREHOLDERS' EQUITY

a. Pertinent rights and privileges conferred by Ordinary shares:

The Ordinary shares of the Company are traded on NASDAQ National Market and in Israel, on the Tel-Aviv Stock Exchange ("TASE"). The Ordinary shares confer upon their holders the right to receive notice to participate and vote in the general meetings of the Company and the right to receive dividends, if and when declared.

b. Deferred shares:

Prior to the Company's Initial Public Offering in 1993, the Company's existing shareholders agreed to put into escrow 252,000 (after taking into account the effect of the stock dividend) of the Ordinary shares held by them and to convert all, or a portion, of such escrowed shares into "Deferred shares", in the event that specified audited after tax net income levels were not achieved by the Company in each of the three fiscal years in the period ended December 31, 1995.

US dollars in thousands

Since the Company did not achieve such levels of net income, 252,000 Ordinary shares have been converted into Deferred shares of NIS 1 par value each. The Deferred shares entitle their holders, upon the liquidation of the Company, to the par value of these shares, but confer no other rights.

During 2001, the Company registered its shares in the Tel-Aviv Stock Exchange. Pursuant to the Israeli Security Law, the Company was required to cancel all its Deferred shares. The annual general meeting that was held on May 16, 2001 approved the purchase of 252,000 Deferred shares by the Company at their nominal value and to remove them from the Company's registered, issued and outstanding share capital.

c. Stock Option Plan:

On February 25, 1993, the Company's Board of Directors authorized a stock option plan (the "plan"), under which options may be granted to employees, directors, officers and consultants of the Company or its subsidiaries.

According to the plan, the exercise price shall not be less than 75% of the average of the closing prices of the shares of the Company on the NASDAQ National Market during the 90 days period preceding such grant.

The plan will terminate on February 25, 2001, unless previously terminated by the Board. Stock options that have not been exercised will expire, in any case, after five years from the date they were granted. All the options have a vesting periods of two years.

On May 31, 2000, the Company's Board of Directors approved an extension period to the plan in which options may be granted to employees until February 2005.

During 2000, the Company's board of directors and the general meeting of shareholders, also approved an increase in the number of options that may be granted to employees by 250,000 options.

Under the plan, stock options will be periodically granted in accordance with the decision of the Board of Directors of the Company (or a committee appointed by them). The Board of Directors has the authority to determine the amount of options, if any, which will be granted to each of the aforementioned, the dates of the grant of such options, the date of their exercise as well as their rate of conversion into shares in respect of each stock option.

US dollars in thousands

A summary of the Company's stock options activities in 1999, 2000 and 2001 is as follows:

		Options outstanding			
	Available for grant	Number of options	Range of exercise price	Weighted average exercise price	Market price at the date of grant
Balance at January 1, 1999	166,200	284,250	2.5-3.67	2.49	-
Options granted	(6,000)	6,000	2.29	2.29	3.063
Options forfeited	-	(5,125)	-	-	-
Options exercised	-	(93,800)	2	2	-
Balance at December 31, 1999	**160,200**	**191,325**	2-3.67	2	-
Options granted	(94,000)	94,000	2.36	2.36	3.563
Options forfeited	-	(500)	-	-	-
Options available for grant	250,000	-	-	-	-
Options exercised	-	(27,525)	2	2	-
Balance at December 31, 2000	**316,200**	**257,300**	2-3.67	2.09	-
Options granted	(234,400)	234,400	2.43-5.62	5.27	3.44-5.62
Options exercised	-	(79,300)	1.61-2	1.80	-
Balance at December 31, 2001	**81,800**	**412,400**	1.61-5.62	3.93	-

49,325, 157,300 and 84,000 options were exercisable on December 31, 1999, 2000 and 2001, respectively, with a weighted average exercise price of $ 2, $ 1.85 and $ 1.93, and with a weighted average remaining contractual life of 2.05, 2.41 and 1.52 years, respectively.

The total employee stock compensation expenses recorded in 1999, 2000 and 2001, were $ 44, $ 85 and $ 72, respectively, and were amortized based on the vesting period.

d. Pro-forma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for 1999, 2000 and 2001, respectively: risk-free interest rates of 5%, 5% and 3%, dividend yields of 1%, 3%, 3%; a volatility factor of the expected market price of the Company's Ordinary shares of 0.689, 0.556 and 0.628, respectively, and a weighted-average expected life of five years.

US dollars in thousands

The weighted average fair values of options granted during the years ended December 31, 1999, 2000 and 2001, were:

	For exercise price on the grant date that:						
	Equals market price				Less than market price		
Year ended December 31	1999	2000	2001	Year ended December 31	1999	2000	2001
Weighted average exercise prices	$ -	$ -	**$ 5.62**		$ 2.29	$ 2.36	**$ 2.69**
Weighted average fair value on grant date	$ -	$ -	**$ 2.04**		$ 2.11	$ 2.30	**$ 1.91**

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Pro-forma net information under FASB-123:

Year ended December 31	1999	2000	2001
Net income as reported	1,931	2,889	**3,167**
Pro-forma net income	1,883	2,756	**3,001**
Pro-forma basic net earnings per share	0.26	0.38	**0.41**
Pro-forma diluted net earnings per share	0.26	0.38	**0.41**

e. Dividends:

Dividends, if any, will be declared and paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

f. Warrants to underwriters:

In connection with the 1997 Offering, the Company issued to the underwriters, 200,000 warrants to purchase from the Company 200,000 Ordinary shares (the "underwriter warrants"). The underwriter warrants are initially exercisable at an exercise price of 120% of the 1997 Offering price per share ($ 5.5) for a period of four years, commencing one year from the date of the 1997 Offering. The underwriter warrants contain provisions for adjustment of the exercise price and the number and type of securities issuable upon the occurrence of certain events.

US dollars in thousands

As of December 31, 2001, 150,000 warrants were exercised on a net issue basis. The number of shares which were issued is 44,491 ordinary shares of NIS 1 par value.

NOTE 13:- NET EARNINGS PER SHARE

Basic net earnings per share is computed using the weighted-average number of Ordinary shares outstanding and diluted net earnings per share includes the diluted effect of stock options (using the treasury stock method).

The following table sets forth the computation of historical basic and diluted earnings per share:

Year ended December 31	1999	2000	2001
Numerator:			
Net income	1,931	2,889	**3,167**
Numerator for basic net earnings per share - income available to Ordinary shareholders	1,931	2,889	**3,167**
Numerator for diluted net earnings per share - income available to Ordinary shareholders	1,931	2,889	**3,167**
Denominator:			
Weighted average number of Ordinary shares outstanding	7,185,293	7,222,934	**7,293,348**
Denominator for basic earnings per share - weighted-average shares	7,185,293	7,222,934	**7,293,348**
Effect of dilutive securities:			
Employee stock options and warrants to underwriters	70,530	82,432	**176,582**
Denominator for diluted earnings per share- adjusted weighted average number of shares	**7,255,823**	**7,305,366**	**7,469,930**

US dollars in thousands

NOTE 14:- TAXES ON INCOME

a. Tax benefits in Israel under the Law for the Encouragement of Capital Investments, 1959, as amended, ("the law"):

The Company has been granted the status of an "Approved Enterprise" under the law. Currently, there are three expansion programs under which the Company is entitled to tax benefits:

1. In 1992, a program of the Company was granted the status of an "Approved Enterprise". The Company has elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, the Company's income from the second program is tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

The period of benefits under this program began in 1994 and will terminate in 2003.

The Company received final status of "Approved Enterprise" for this expansion.

2. On March 18, 1997 a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption and accordingly, the Company's income from this program is tax-exempt for a period of four years, and was subject to a reduced tax rate of 15%-25% for a period ranging between three to six years (depending on the percentage of foreign ownership of the Company).

The Company had completed its investment program and, accordingly, the period of benefits under this program began in 1998 and will terminate in 2007.

3. On August 13, 2001, a program of the Company was granted the status of an "Approved Enterprise". The Company elected to enjoy "alternative benefits" - waiver of grants in return for tax exemption - and, accordingly, the Company's income from this program is tax-exempt for a period of two years, subject to a reduced tax rate of 15%-25% for a period of five to eight years (depending upon the percentage of foreign ownership of the Company).

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

US dollars in thousands

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

Income from sources other than "Approved Enterprise", during the benefit period will be subject to tax at regular rate of 36%.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the aforementioned law and is taxed at regular rates (currently 36%), its effective tax rate is the result of a weighted combination of the various applicable rates and tax-exemptions. The computation is made for income derived from each program on the basis of formulas determined in the law and in the approvals.

The tax-exempt income attributable to the "Approved Enterprises" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 15%), and an income tax liability would be incurred of approximately $ 0.7 million.

At December 31, 2001, retained earnings included approximately $ 4,436 of tax-exempt profits earned by the Company's "Approved Enterprises". The Company has not made provision for deferred income taxes on these tax-exempt profits because they have been permanently reinvested in the Company's business. Accordingly, they are not available for distribution to shareholders as a dividend.

b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel, are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price index ("CPI"). As explained in Note 2b the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

US dollars in thousands

c. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969 in Israel:

The Company is an "industrial company" as defined by this law and, as such, is entitled to certain tax benefits including accelerated depreciation, deduction of the purchase price of patents and know-how and deduction of public offering expenses.

d. A reconciliation between the theoretical tax expense, assuming all income is taxed at the Israeli statutory rate, and the actual tax expense, is as follows:

Year ended December 31	1999	2000	2001
Income before taxes as reported in the statements of income	2,547	3,069	3,619
Tax rates	36%	36%	36%
Theoretical tax expense	917	1,105	1,303
Increase (decrease) in taxes:			
Tax adjustments in respect of inflation in Israel	(31)	-	214
Non-deductible items, net	(75)	(126)	75
Realized benefit of prior year's losses	(124)	(371)	-
Tax exemption applicable to "Approved Enterprises" and exempted income (see a. above)	(146)	(126)	(928)
Tax credits	(323)	(256)	-
Taxes in respect of prior years	-	-	(200)
Other	41	(46)	(12)
Taxes on income in the statements of income	259	180	452
Net earnings per share amounts of the tax exemption:			
Basic	0.02	0.02	0.06
Diluted	0.02	0.02	0.06

The tax rates of the Company's subsidiaries range between 35%-42%.

US dollars in thousands

e. The provision for income taxes is comprised of the follows:

Year ended December 31	1999	2000	2001
Current taxes:			
Domestic	259	365	**300**
Foreign	28	74	**138**
Deferred income taxes:			
Domestic	-	-	**(39)**
Foreign	(28)	(259)	**53**
	259	180	**452**

f. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the varying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company deferred tax liabilities and assets are as follows:

December 31	2000	2001
Net operating loss carryforwards	3,499	**260**
Other reserve and allowances	1,116	**1,989**
Total deferred assets before valuation allowance	4,615	**2,249**
Valuation allowance	(3,341)	**(867)**
Net deferred tax assets	**1,274**	**1,382**
Domestic	-	**39**
Foreign	1,274	**1,343**
	1,274	**1,382**

During fiscal 2001, the Company realized certain tax assets and reduced the valuation allowance by $ 2,474 to $ 867.

US dollars in thousands

g. The domestic and foreign components of income before taxes are as follows:

Year ended December 31	1999	2000	2001
Domestic	1,777	2,424	3,320
Foreign	770	645	299
	2,547	3,069	3,619

h. Investment tax credit:

One of the Company's subsidiaries is eligible for investment tax credits on its research and development activities and on certain current and capital expenditures. During fiscal year of 2001, the subsidiary recognized $ 277 of investment tax credits as a reduction of research and development expenses.

In total, the subsidiary has investment tax credits available to reduce future federal income taxes payable,amounting to $ 583, which will expire at various dates from 2006 through 2010.

i. Net operating losses carryforwards:

Through December 31, 2001, the Company's subsidiaries - in U.S., Latin America and United Kingdom have estimated total net available carryforward tax losses of approximately $ 1,108 that can be carried forward and offset against taxable income for 10 to 20 years and expire from 2011 to 2021, respectively, except an amount of $ 390 that can be carried forward indefinitely.

NOTE 15:- RELATED PARTY TRANSACTIONS

Year ended December 31	1999	2000	2001
Sales to related party	186	211	261

In addition, see Note 12b.

NOTE 16:- OPERATING SEGMENTS DATA AND GEOGRAPHIC INFORMATION

a. The Company develops, manufactures, markets and sells complex computerized security systems on a worldwide basis. These products are grouped into three major categories which represent the Company's operating segments as follows:

1. Perimeter Security Systems - The Company's line of perimeter security systems consists of the following: Microprocessor-based central control units, taut wire perimeter intrusion detection systems, INNO Fences, vibration detection systems and field disturbance sensors.

2. Security Turnkey Projects - The Company is executing turnkey projects under the Company's security management system, and acting as integrator.

3. Video monitoring services - The Company supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001.

The Company's reportable segments are strategic business units that offer different products. They are managed separately because each business requires different technology and marketing strategies. The Company's organizational structure reflects this segmentation, and segments have not been aggregated for the purposes of this disclosure.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before financial expenses, taxes on income and non-recurring gains and losses. The Company accounts for inter segment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

b. The Company's management differentiates the reportable perimeter segment, projects and video monitoring from all other segments. The perimeter segment utilizes sophisticated sensor devices to detect and locate intruders and identify the nature of intrusions. The Company also integrates its systems and executes turnkey projects, and supplies video monitoring services which integrate sensors and video cameras that transmit visual information in real time to a central monitoring station for analysis and response. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker when deciding how to allocate resources and when assessing performance.

US dollars in thousands

1. The following data present the revenues, assets and other data of the Company's operating segments:

Year ended December 31	1999			2000				2001				
	Perimeter	Other	Total	Perimeter	Projects	Other	Total	Perimeter	Projects	Video Monitoring	Other	Total
Revenues	29,812	2,155	**31,967**	33,910	3,802	859	**38,571**	34,893	5,004	142	981	**41,020**
Depreciation and amortization	1,216	170	**1,386**	1,330	6	48	**1,384**	1,304	9	28	21	**1,362**
Operating income, before financial expenses, taxes on income and write-off of investment	2,439	235	2,674	2,473	1,234	(424)	3,283	2,583	2,478	(626)	(856)	3,579
Financial expenses (income), net			127				214					(40)
Taxes on income			259				180					452
Write-off of investment in affiliate			357				-					-
Net income			**1,931**				**2,889**					**3,167**

December 31	1999			2000				2001				
	Perimeter	Other	Total	Perimeter	Projects	Other	Total	Perimeter	Projects	Video Monitoring	Other	Total
Segment assets	10,332	203	**10,535**	12,984	27	58	**13,069**	12,320	18	324	30	**12,692**

US dollars in thousands

2. Major customer data (percentage of total revenues):

Year ended December 31	1999	2000	2001
Israeli Ministry of Defense and the Israeli Defense Forces	10.6%	24.4%	22.5%
The state concern civil aviation airlines "AZAL"	-	2.0%	10.5%

3. Geographical information:

The following is a summary of revenues within geographic areas based on end customer's location and long lived assets:

Year ended December 31	1999	2000	2001
a) Revenues:			
Israel	8,365	13,150	13,135
Europe	7,269	6,126	5,420
USA	10,271	10,721	11,358
Azerbaijan	-	*) 789	4,577
Others	6,062	*) 7,785	6,530
	31,967	38,571	41,020
b) Long-lived assets:			
Israel	3,914	4,009	3,913
Europe	922	776	666
USA	3,168	5,886	5,812
Canada	2,531	2,377	2,252
Others	-	21	49
	10,535	13,069	12,692

*) Reclassified.

US dollars in thousands

NOTE 17:- SELECTED STATEMENTS OF INCOME DATA

a. Research and development expenses, net:

Year ended December 31	1999	2000	2001
Expense	2,959	3,173	3,331
Less - royalty-bearing grants and investments tax credit	283	198	277
	2,676	2,975	3,054

b. Financial expenses (income), net:

	1999	2000	2001
Financial expenses:			
Interest on long-term debt	360	294	550
Interest on short-term bank credit	227	650	350
Foreign exchange losses	210	53	42
	797	997	942
Financial income:			
From interest	656	783	705
Foreign exchange gains	14	-	277
	670	783	982
	(127)	(214)	40

Corporate Headquarters:

Magal Security Systems, Ltd.
P.O. Box 70, Industrial Zone,
56100, Yahud, Israel
Phone: 972-3-5391444
Fax: 972-3-5366245
E-Mail: magalssl@trendline.co.il
Website: www.magal-ssl.com

Subsidiaries:

Senstar-Stellar Corporation
119 John Cavanagh Rd.
Pri-Tech Industrial Park,
Carp, Ontario, Canada K0A 1L0
Phone: 1-613-839 5572
Fax: 1-613-839 5830
E-Mail: info@senstarstellar.com
Website: www.senstarstellar.com

Senstar-Stellar, Inc.
43184 Osgood Rd.
Fremont CA, 94539, USA
Phone: 1-510-440 1000
Fax: 1-510-440 8686
E-Mail: usinfo@senstarstellar.com

Senstar-Stellar, Ltd.
Orchard House
Evesham Road
Broadway, Worcestershire WR12 7HU
United Kingdom
Phone: 44-1386-834 433
Fax: 44-1386- 834 477
E-Mail: Senstaruk@senstarstellar.com

Senstar GmbH
Riedheimer Str. 8
D-88677 Markdorf
Germany
Phone: 49-7544-959 10
Fax: 49-7544 - 959 129
E-Mail: info@senstar.de

Senstar-Stellar Latin-America, S.A de C.V
Pradera No. 214
Col. Pradera,
Cuernavaca, Morelos
62170 Mexico
Tel: 52-777-313 0288
Fax: 52-777-317 0364
E-mail: sstarlat@infosel.net.mx

Perimeter Products, Inc.
43180 Osgood Rd.
Fremont CA, 94539, USA
Phone: 1-510-249 1450
Fax: 1-510-249 1540
E-Mail: mkt@perimeterproducts.com
Website: www.perimeterproducts.com

Smart Interactive Systems, Inc.
36-36 33rd Street
Long Island City, NY 11106, USA
Phone: 1-718-706-9600
Fax: 1-718-706-0777
Website: www.smartinteractive.biz

Auditors:
Kost, Forer & Gabbay
A member of Ernst &Young International
3 Aminadav St., Tel Aviv 61575, Israel

Transfer Agent & Registrar:
American Stock Transfer and Trust Company
59 Maiden Lane, New York, NY 10007, USA

Stock Listing
The Company's common stock is traded in the National Over-the Counter Market System (NASDAQ NM) and on Tel Aviv Stock Exchange (TASE) - Symbol: MAGS

U.S. Investor Relations Representative
Breakstone & Ruth International
141 Fifth Avenue,5th floor
New-York, NY 10010, USA

Israeli Investor Relations Representative
Gal Investor Relations
84 Hashmonahim St., Tel Aviv 61201, Israel

Design & Production: Studio Locker

Sens1

Sens3

Sens4

Sens5

Sens6

sensor range: 20m

STUDIO LOCKER

MAGAL

SECURITY SYSTEMS LTD.

Annual Report 2001

MAGS NASDAQ LISTED

P.O. Box 70, Yahud, Industrial Zone 56100, Israel, Phone: 972-3-5391444, Fax: 972-3-5366245,

E-Mail: magalssl@trendline.co.il, Website: www.magal-ssl.com

MAGAL

SECURITY SYSTEMS LTD.



INTERIM REPORT

FIRST QUARTER

ENDED MARCH 31, 2002

COMPANY PROFILE

Real security depends on a thorough understanding of individual security challenges. Magal Security Systems, Ltd. has built a worldwide reputation for excellence by applying proven experience and an innovative approach to the protection of individuals, institutions and their assets. Providing integrated technologies for a wide range of security needs, from prisons to palaces to international borders, Magal Security Systems is a global leader in the design and implementation of effective and reliable solutions to security needs. Our flexibility and constant innovation keep our customers one step ahead of evolving threats, granting them the highest possible level of security now and in the future.

TO OUR SHAREHOLDERS

We are pleased to report Magal's financial results for the first quarter ended March 31, 2002.

As already mentioned in 2001 end-year results, during the second quarter of 2001 Magal established a new company based in New York, Smart Interactive Systems, Inc. (SIS), to provide video monitoring security services to the commercial, industrial and VIP residential markets. Consequently, results for the first quarter of 2002 were negatively impacted by the ramping up of operations of this new venture. SIS, however, is performing in line with the Company's expectations and management anticipates it will reach breakeven in the year 2003.

Revenues for the first quarter increased by 5 percent to $9.5 million, from $9.0 million reported for the same period a year ago.

Operating expenses for the quarter decreased by 3 percent to $3.6 million ,from $3.7 million in the first quarter of 2001. This quarter, the Company has applied the new accounting rule regarding non-amortization of goodwill, which resulted in a decrease in G&A of approximately $100,000 for the period.

Operating income for the quarter increased by 12 percent to $695,000, from $622,000 for the first quarter of 2001. Excluding the impact of SIS, operating income for the quarter increased by 52 percent, to $945,000, representing a 10 percent operating margin.

Income before taxes increased by 8 percent to $795,000, from $739,000 in the first quarter of 2001.

Net income for the first quarter of 2002 increased by 9 percent to $600,000, or $0.08 per fully diluted share, from $552,000, or $0.08 per fully diluted share, reported for the first quarter of last year. Excluding losses generated by SIS, net income for the first quarter of 2002 increased by 54 percent to $850,000, or $0.11 per diluted share.

We are encouraged that despite the negative impact of Smart Interactive on the financial results for the quarter, the Company continued to improve its year-over-year performance, posting increases in revenues, operating results and net income.

During the quarter, Magal's fully owned Canadian subsidiary, Senstar-Stellar Corporation, was awarded an $800,000 contract to supply and install over 700 security cameras and video surveillance equipment to 27 Correctional Service Canada (CSC) facilities across Canada. This requirement is part of CSC's ongoing security infrastructure upgrades.

On April 9, 2002, Senstar-Stellar was awarded a follow-on $2.2 million order by Public Works and Government Services Canada on behalf of CSC for using its Perimitrax sensor as part of the overall perimeter detection security system at nine of its correctional facilities.

Additionally, during the first quarter Magal won an $800,000 order to protect a new base of the Israeli Army. This order called for Magal's electronic sensors combined with a Video Motion Detection System to be installed on the fence surrounding the new military base, all controlled by Magal's Security Management System, MagNet. In this project, Magal acted as a subcontractor to Motorola, which was responsible for all the low voltage systems in this project.

Once more, these projects reflect Magal's capability to provide a wide range of products and solutions in the outdoor security systems field, ranging from different types of security technologies, installation and integration, to providing complete turnkey projects.

Sincerely,

Jacob Even-Ezra	Izhar Dekel
Chairman	President

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

US $ in thousands (except per share data)

	March. 31 2002	March. 31 2001
REVENUES	**9,466**	9,012
COST OF REVENUES	**5,172**	4,679
GROSS PROFIT	**4,294**	4,333
OPERATING EXPENSES:		
R & D expenses - net	**703**	809
Selling & marketing expenses	**1,760**	1,684
G & A expenses	**1,136**	1,218
	3,599	3,711
OPERATING INCOME	**695**	622
FINANCIAL INCOME, NET	**100**	117
INCOME BEFORE TAXES	**795**	739
TAXES ON INCOME	**195**	187
NET INCOME	**600**	552
BASIC EARNINGS PER SHARE	**0.08**	0.08
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTING BASIC EARNINGS PER SHARE (in thousands)	**7,394**	7,242
DILUTED EARNINGS PER SHARE	**0.08**	0.08
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTING DILUTED EARNINGS PER SHARE (in thousands)	**7,628**	7,340

CONDENSED CONSOLIDATED BALANCE SHEETS

(US $ in thousands)

	March 31, 2002 Unaudited	December 31, 2001 Audited
CURRENT ASSETS:		
Cash and cash equivalents	1,566	2,738
Short-term bank deposits	8,394	8,289
Accounts receivable - trade:		
Related parties	50	58
Other	7,491	6,113
Unbilled accounts receivable	5,471	5,586
Other accounts receivable	793	575
Inventories	8,469	8,549
Deferred income taxes	127	473
Total current assets	32,361	32,381
LONG-TERM INVESTMENTS		
Long-term receivable	2,274	2,213
Long-term bank deposits	3,595	3,560
Severance pay fund	1,543	1,592
Total long term investments	7,412	7,365
FIXED ASSETS, NET	8,696	8,550
OTHER ASSETS, NET	5,333	5,051
TOTAL ASSETS	53,802	53,347
CURRENT LIABILITIES:		
Short-term bank credit	4,191	2,405
Current maturities of long-term bank loans	3,334	3,859
Trade payables	2,726	3,394
Other payables and accrued liabilities	3,591	4,332
Total current liabilities	13,842	13,990
LONG-TERM LOANS	5,018	5,038
ACCRUED SEVERANCE PAY, NET	1,556	1,619
SHAREHOLDERS' EQUITY:		
Share capital	2,519	2,508
Additional paid-in capital	19,697	19,633
Deferred compensation	(15)	(20)
Accumulated other comprehensive loss	(1,288)	(1,294)
Retained earnings	12,473	11,873
Total shareholders' equity	33,386	32,700
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	53,802	53,347

DIRECTORS

Jacob Even-Ezra
Chairman of the Board & CEO

Izhar Dekel
President & Director

Nathan Kirsh
Director

Jacob Nuss
Director

Raya Asher
Director
Vice President - Finance
and Chief Financial Officer

Menachem Meron
External Director

Itzhak Hoffi
External Director

OFFICERS

Zvi Dank
Vice President -
Research & Development

Brig. General (Ret.)
Emanuel Shaked
Vice President-
Africa and Latin America Marketing

Chaim Porat
Vice President -
Far East and Australia Marketing

Asaf Even-Ezra
Vice President -
Israel & West Europe Marketing

Dany Pizen
Vice President -
East Europe and CIS Marketing

Yehezkel Farber
Vice President -
Operations

Ofer Katz
Vice President -
Aviation Security

Auditors:
Kost, Forer & Gabbay
A member of Ernst &Young International
3 Aminadav St.
Tel Aviv 61575, Israel

Transfer Agent & Registrar:
American Stock Transfer
and Trust Company
59 Maiden Lane, New York
NY 10007, USA

Stock Listing
The Company's common stock is traded in the National Over-the Counter Market System (NASDAQ NM) and on Tel Aviv Stock Exchange (TASE) - Symbol: MAGS

U.S. Investor Relations Representative
Breakstone & Ruth International
141 Fifth Avenue,5th floor
New-York
NY 10010, USA

Israeli Investor Relations Representative
Gal Investor Relations
84 Hashmonahim St.
Tel Aviv 61201, Israel

MAGAL SECURITY SYSTEMS LTD.

MAGS NASDAQ LISTED

P.O. Box 70, Yahud, Industrial Zone 56100, Israel,
Phone: 972-3-5391444, Fax: 972-3-5366245,
E-Mail: magalssl@trendline.co.il
Website: www.magal-ssl.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.

Date: June 18, 2002

By: ______________________
Name: Jacob Even-Ezra
Title: Chairman of the Board and Chief Executive Officer